**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C/A**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑   Check box if Amendment is material and investors must reconfirm within five business days.
   This material amendment is filed to (i) extend the Offering Deadline to December 31, 2026; (ii) update the Exhibit
   G- Financials with fiscal year 2025 reviewed financials for each of the Issuer and Co-Issuer; and (iii) update the
   Capitalization and Ownership, Financial Information and Previous Offerings sections.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

BYO Holdings Corporation

*Legal status of Issuer:*

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> September 28, 2023

*Physical Address of Issuer:*

259 Kinderkamack Rd, Hackensack, NJ 07601, United States

*Website of Issuer:*

https://www.byowner.com/

*Is there a Co-Issuer?  _X_  Yes ___  No*

*Name of Co-Issuer:*

BYO Holdings CF Investors SPV, LLC

*Legal status of Co-Issuer:*

> *Form:*

> Limited Liability Company

> *Jurisdiction of Incorporation/Organization:*

Delaware

**Date of Organization:**

June 20, 2025

**Physical Address of Co-Issuer:**

259 Kinderkamack Rd, Hackensack, NJ 07601

**Website of Co-Issuer:**

None

**Name of Intermediary through which the Offering will be Conducted:**

DealMaker Securities LLC

**CIK Number of Intermediary:**

0001872856

**SEC File Number of Intermediary:**

008-70756

**CRD Number of Intermediary:**

315324

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:**

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $47,500 advance setup fee and $15,000 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC and its affiliates.

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**

None.

**Name of qualified third party "Escrow Agent" which the Offering will utilize**

Enterprise Bank & Trust, a Missouri chartered trust company

**Type of Security Offered:**

Class B Common Stock

**Target Number of Securities to be Offered:**

5,137

**Price (or Method for Determining Price):**

$1.89

***Target Offering Amount:***

$10,000.20

***Oversubscriptions Accepted:***
☑ Yes
☐ No

***Oversubscriptions will be Allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

***Maximum offering amount (if different from Target Offering Amount):***

$1,234,998.16

***Deadline to reach the Target Offering Amount:***

December 31, 2026

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current Number of Employees:***

0

|  | Most recent fiscal year-end (2025)* | Prior fiscal year-end (2024)* |
|---|---|---|
| **Total Assets** | $90,063 | $145,631 |
| **Cash & Cash Equivalents** | $5,755 | $143,438 |
| **Accounts Receivable** | $12,000 | $0 |
| **Current Liabilities** | $43,112 | $16,869 |
| **Long-Term Liabilities** | $0 | $0 |
| **Revenues/Sales** | $415,203 | $230,069 |
| **Cost of Goods Sold**\*\* | $23,838 | $8,186 |
| **Taxes Paid** | $0 | $0 |
| **Net Income/(Net Loss)** | $(235,171) | $(271,298) |

*Reflects the financial results for the Issuer, BYO Holdings Corporation. Exhibit I, attached hereto and made a part hereof, also includes the reviewed financials for the Co-Issuer, since inception on June 20, 2025.

**Cost of Revenue


*The jurisdictions in which the issuer intends to offer the securities:*

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**TABLE OF CONTENTS**

**EXHIBITS**

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement between Co-Issuer and Investor
Exhibit D: Co-Issuer Operating Agreement
Exhibit E: Amended and Restated Certificate of Incorporation
Exhibit F: Bylaws
Exhibit G: Stockholders Agreement of the Issuer
Exhibit H: Subscription Agreement between Issuer and Co-Issuer
Exhibit I: Financial Statements
Exhibit J: Video Transcript

# Offering Statement (Exhibit A)
## April 15, 2026


## BYO Holdings Corporation



**SPV Interests Representing**
**Up to $1,234,998.16 of Class B Common Stock**


BYO Holdings Corporation, doing business under an agreement with ByOwner.com ("**ByOwner**," the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000.20 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,998.16 (the "**Maximum Offering Amount**") of Class B Common Stock (the "**Securities**") "), at a purchase price of $1.89 per share of Class B Common Stock on a best efforts basis as described in this Form C/A (this **"Offering"**). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The investment will be made through BYO Holdings CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| Minimum Individual Purchase Amount (3) | $1,001.70 | $85.14 | $916.56 |
| Investor Processing Fee (4) | $30.05 | $2.55 | $27.50 |
| Target Offering Amount | $10,000.20 | $850.02 | $9,150.18 |
| Maximum Offering Amount | $1,234,998.16 | $104,974.84 | $1,130,023.32 |

(1)     This excludes fees to Company's advisors, such as attorneys and accountants.

(2)     In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $47,500 payment and a $15,000 monthly fee for use of the platform and marketing services, which are not included above.

(3)     The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)     The Company will charge each Investor a fee of three percent (3%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

**Bad Actor Disclosure**

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found at https://www.byowner.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Eligibility**

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C/A is April 15, 2026

**ABOUT THIS FORM C/A**

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

**SUMMARY**

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

BYO Holdings Corporation, doing business under an agreement with ByOwner.com, offers reduced commission residential real estate brokerage for buyers and sellers in all 50 States. In addition, the Company has a nascent enterprise division that sells leads to companies in the full service real estate brokerage, mortgage services and title services industries.

The Company entered into an Asset Purchase Agreement ("APA") with Wild Wild West Group, LLC ("WWWG") on January 1, 2024 to purchase the ByOwner.com domain name and other assets. The purchase was pursuant to a promissory note (the "Note") to be paid in installments through May 2028. In connection with the APA, the Company entered into an Interim Services Agreement (the "ISA") with WWWG. WWWG is a licensed real estate brokerage that owns and operates the ByOwner.com and BuyOwner.com websites. The ISA provides the Company access to certain territories in the ByOwner service area. Under the ISA, WWWG also facilitates the processing and servicing of any sign-ups and listing transactions that are consummated in those territories on behalf of the Company. This includes the listing data, online and phone call order routing as well as customer service, sales and back office service to support the Company in certain territories. The term of the ISA continues until the Note is paid in full. The fees for these services were originally 25% of the weekly gross revenue of the Company with a minimum amount due of $62,500 per quarter. The APA and ISA were amended on March 21, 2025, to eliminate the minimum payment required each quarter.

The Company was incorporated in Delaware on September 28, 2023 and is headquartered in Hackensack, New Jersey. The Company sells its products and services through the internet throughout the United States utilizing the website https://www.byowner.com/.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://www.invest.byowner.com (the "**Investor Website Page**") and the version published as of the date of this Form C/A is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

**DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS**

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|------|-------------------------------------------|-----------------------------------------------------------------------------------|-----------|
| Colby Sambrotto | CEO and Director | CEO and Director of BYO Holdings Corporation, 2023 - Present<br><br>Responsible for general CEO responsibilities. | Ithaca College, B.A, History, 1993 |
| Derek Eisenberg | Chief Real Estate Officer and Director | Chief Real Estate Officer and Director of BYO Holdings Corporation, 2023 – Present<br><br>Broker and President of Continental Real Estate Group, Inc., 1995 – Present | Rutgers University – Newark, BA; Rutgers University, MBA, |
| Greg Sullivan | Chief Operating Officer | Chief Operating Officer of BYO Holdings Corporation, 2024 - Present<br><br>Responsible for providing strategic oversight, contributing market data and insights, supporting disclosure accuracy, real estate data integration oversight and compliance alignment.<br><br>CEO of WWWG, LLC dba ByOwner.com | Graduated High School, 1983, Palm Beach Junior College 1983-1984 |

**Biographical Information**

Colby Sambrotto: Colby is the CEO and Director of the Company. He is a serial entrepreneur in the online real estate sector. Colby co-founded and managed ForSaleByOwner.com before selling it to Tribune Company in 2007 for $65 million with revenues in excess of $20 million annually. He has since founded and sold BizTrader.com and USRealty.com. Colby has worked with most of the major players in the online/discount real estate arena including Zillow, Offerpad, Xome, Fizber, and Auction.com. He has also worked extensively with institutional sellers including Castle Rock, Hudson & Marshall, Homelight and others.

Derek Eisenberg: Derek is the Chief Real Estate Officer and Director of the Company. He previously founded Continental Real Estate Group, Inc., which is a Real Estate Brokerage in 46 states and the District of Columbia. Derek is a licensed broker in 26 states and the District of Columbia, a Certified Appraiser in 3 states and a Certified Tax Assessor in NJ. He is the software architect for Listing Checkout the back end CRM that powers Continental Real Estate. Derek has worked with many major clients including ForSaleByOwner.com, Owners.com/Altisource, Fizber, Bank of America, Wells Fargo, PNC, Citicorp, US Bank and is an expert witness for the US Bankruptcy Court. Prior to founding Continental, Derek appraised large institutional properties for CB Richard Ellis, marketed real estate sales & rentals for Weichert Realtors and was a systems analyst for two trading desks attached to Prudential Insurance's Equity Management Associates. Derek has an MBA from Rutgers Business School.

<u>Greg Sullivan</u>: Greg is the Chief Operating Officer of the Company. He is a knowledgeable entrepreneur with extensive experience and expertise in founding and management of several web-based businesses. Greg currently owns or manages a number of real estate and internet-related businesses, including ByOwner.com, Affordable Housing Network, LLC, and South Atlantic Holdings, Inc. He was previously a principal in Foreclosure.com. Along with more than 25 years of business management experience, Greg has a solid reputation for efficiently developing systems, concepts, and strategies tailored for web-based businesses. Greg is also a Florida Real Estate broker.

**Indemnification**

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## CO-ISSUER

This Offering has the following co-issuer(s): BYO Holdings CF Investors SPV, LLC (the "**Co-Issuer**"), located at 259 Kinderkamack Rd, Hackensack, NJ 07601, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

**BUSINESS**

*A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://www.invest.byowner.com. The version published as of the date of this Form C/A is attached as Exhibit B.*

**Description of the Business**

BYO Holdings Corporation, doing business under an agreement with ByOwner.com, offers reduced commission residential real estate brokerage for buyers and sellers in all 50 States. In addition, the Company has a nascent enterprise division that sells leads to companies in the full service real estate brokerage, mortgage services and title services industries.

The Company entered into an Asset Purchase Agreement with ByOwner.com in 2024 and paired the brand with state of the art technology, a national real estate brokerage and a gigantic value proposition in lower commissions. The end result is massive lead flow of approximately 500,000 buyer and seller leads per month without marketing for real estate brokerage and mortgage. In addition, the Company has a seasoned management team that has previously successfully founded, managed and/or led real estate brokerage and on-line businesses.

**Business Plan**

The real estate broker model has been in place for 100 years resulting in high transaction costs for buyers and sellers. As a result of recent lawsuits, market conditions and legal decisions, this model is poised to be changed dramatically.

ByOwner.com's mission is no commission. ByOwner.com's disruptive model is the only tried and true model for online real estate leads outside the broken real estate broker model. Our model is completely flexible and transparent—services are tailored to the needs of the customer rather than the expensive, one-size-fits-all approach of traditional brokers. At ByOwner.com sellers choose the commission they want to pay 0-6%, and buyer's enjoy large rebates of 1%.

The capital we raise here will provide us necessary capital for increased sales and marketing efforts, cost of sales, technology and product development and general working capital as we continue to aggressively grow and expand our business.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| **ByOwner.com** | Offers reduced commission residential real estate brokerage for buyers and sellers in all 50 States using state of the art technology. In addition, the Company has a nascent enterprise division that sells leads to companies in the full service real estate brokerage, mortgage services and title services industries. | Buyers and sellers of residential real estate throughout the U.S.; Enterprise clients in the real estate services and fintech space. |

**Competition**

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

The Company's primary competitors are other on-line real estate brokerage businesses, including, but not limited to, For Sale By Owner.com, FSBO.com, owners.com, 4salebyowner.com, flatfeegroup.com and brokerless.com.

**Customer Base**

The Company's target customer base are buyers and sellers of real estate in the United States as well as enterprise clients in the real estate services and fintech space.

**Supply Chain**

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

**Intellectual Property**

The Company currently does not own any registered patents or trademarks.

As provided for in the APA and ISA, until the Note has been paid off to WWWG, the Company has been provided access to certain territories in the ByOwner service area under the ByOwner.com domain. The term of the ISA continues until the Note is paid in full.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the purchase and sale of real estate is regulated by the laws of jurisdiction in which the property is located. These laws and regulations are subject to change.

**Litigation**

The Company is not subject to any current litigation or threatened litigation.

**Employees**

The Company currently does not have any employees. The Company utilizes independent contractors and advisors.

**Perks**

The Company is offering the following Perks to Investors:

**Early Bird Investors Bonus Shares of Class B Common Stock**:

| Funded Investment Amount Received By: * | Bonus Shares of Class B Common Stock** |
|---|---|
| 11:59 Pacific Standard Time on October 2, 2025 | 5% |
| 11:59 Pacific Standard Time on November 2, 2025** | 2.5% |

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.

**No Early Bird Investors Bonus Shares will be issued after November 2, 2025.

**Time-Based Bonus Shares of Class B Common Stock:**

| Funded Investment Amount Received By October 2, 2025 prior to 11:59 Pacific Time* | Bonus Shares of Class B Common Stock plus Non-Monetary Perks** |
|---|---|
| Investment between $1,000.00 and $2,499.99 | 5% Bonus Shares |
| Investment between $2,500.00 and $4,999.99 | 8% Bonus Shares |
| Investment between $5,000.00 and $9,999.99 | 12% Bonus Shares plus limited-edition investor merch (e.g., ByOwner hoodie or mug) |
| Investment between $10,000.00 and $24,999.99 | 15% Bonus Shares plus invitation to private virtual Q&A with the Founders |
| Investment of $25,000.00 and above | 25% Bonus Shares |

| Funded Investment Amount Received By November 2, 2025 prior to 11:59 Pacific Time* | Bonus Shares of Class B Common Stock plus Non-Monetary Perks** |
|---|---|
| Investment between $1,000.00 and $2,499.99 | 3% Bonus Shares |
| Investment between $2,500.00 and $4,999.99 | 6% Bonus Shares |
| Investment between $5,000.00 and $9,999.99 | 10% Bonus Shares |
| Investment between $10,000.00 and $24,999.99 | 13% Bonus Shares plus invitation to private virtual Q&A with the Founders |
| Investment of $25,000.00 and above | 23% Bonus Shares |

| Funded Investment Amount Received By December 2, 2025 prior to 11:59 Pacific Time* | Bonus Shares of Class B Common Stock plus Non-Monetary Perks** |
|---|---|
| Investment between $2,500.00 and $4,999.99 | 3% Bonus Shares |
| Investment between $5,000.00 and $9,999.99 | 7% Bonus Shares |
| Investment between $10,000.00 and $24,999.99 | 10% Bonus Shares plus invitation to private virtual Q&A with the Founders |
| Investment of $25,000.00 and above | 20% Bonus Shares |

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor during the specified time period, regardless of whether the investor has made other investments in the specified time period or at any other time in the Offering, in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening, by the applicable Perk deadline.

** Bonus shares of Class B Common Stock shall have the same terms as the Class B Common Stock issued in the Offering.

Early Bird Investors Bonus Shares and Time-Based Bonus Shares are stackable. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.*

*In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

Before investing, you should carefully read and carefully consider the following:

## Risks Related to the Company's Business and Industry

### We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

### The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

### We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

### A substantial majority of the Company is owned by certain Directors and Officers, and they will exercise voting control.

Prior to the Offering, certain of the Directors and officers of the Company, beneficially own a substantial majority of the Company, including all voting shares. Subject to any fiduciary duties owed to other stockholders under Delaware law, these certain Directors and officers, may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These certain Directors and officers may have interests that are different from yours. For example, these certain Directors and officers may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these certain Directors and officers could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

***In the event the Company defaults under its Asset Purchase Agreement with the sellers of ByOwner.com, it would have a material impact on the Company's business.***

The Company entered into an Asset Purchase Agreement on January 1, 2024 to purchase the ByOwner.com domain name and other assets. The purchase was pursuant to a promissory note (the "Note") to be paid in installments through May 2028. Further details are in the "**DEBT**" section herein. In the event, the Company defaults on the payment of the Note, the Company would not acquire or have access to the ByOwner.com domain name and other assets which would have a material adverse effect on the Company's business, operations and financials results.

***We may implement new lines of business or offer new products and services within existing lines of business.***

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide services for our products.***

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

***We rely on various intellectual property rights in order to operate our business.***

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.***

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

***The development and commercialization of our products is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***The Company's business plan is based on numerous assumptions and projections that may not prove accurate.***

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the real estate industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

***We face various risks as an e-commerce retailer.***

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

***If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.***

We offer a platform that offers reduced commission residential real estate brokerage for buyers and sellers in all 50 States. The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

***We may be impacted by economic downturns in certain real estate markets in which we operate or by a prolonged global economic downturn.***

Purchasers and sellers of real estate, and real estate values, are affected by local, regional, national and international economic conditions and other events and occurrences. A protracted decline in economic conditions will cause downward pressure on the Company's operating margins as a result of lower activity in the real estate market. A prolonged downturn in the economy would result in reduced activity which could have a material adverse effect on the Company's business, financial condition and results of operations.

***We have not prepared any audited financial statements.***

The financial statements attached as <u>Exhibit A</u> to this Form C/A have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Changes in federal, state or local laws and government regulation could adversely impact our business.***

The Company is subject to legislation and regulation at the federal, state and local levels. In particular, the purchase and sale of real estate is regulated by the laws of jurisdiction in which the property is located. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

***The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered***.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

***The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.***

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.***

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

***The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.***

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering Deadline.***

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

*You will not be investing directly into the Company, but into a special purpose vehicle.*

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in BYO Holdings CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Second Amended and Restated Certificate of Incorporation, regarding the Class B Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

*An investment in the Company's Securities could result in a loss of your entire investment*.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

*The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.*

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

*The securities in this Offering have no protective provisions.*

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

*Investors will not have voting rights.*

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Class B Common Stock and are completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***The Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

***Our valuation and our offering price have been established internally and are difficult to assess.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Stock at $1.89 per share, plus a 3% Investor Processing Fee (see "Offering" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***The Investor Processing Fee may not count toward your cost basis for tax purposes.***

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

## THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to generate additional capital to pursue sales and marketing activities, pay for cost of sales and technology and product development and to provide general working capital. See "Use of Proceeds" section for more information.

**The Offering**

| | |
|---|---|
| **Minimum Target Offering Amount** | $10,000.20 |
| **Name of Securities** | Class B Common Stock |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 5,137 |
| **Maximum Offering Amount** | $1,234,998.16 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 634,406* |
| **Price Per Security** | $1.89** |
| **Minimum Individual Investment Amount** | $1,031.75+ |
| **Maximum Individual Purchase Amount** | Unlimited (subject to Regulation CF limits) |
| **Offering Deadline** | December 31, 2026 |
| **Use of Proceeds** | See the section entitled "Use of Proceeds" on page 26 hereof. |
| **Voting Rights** | None. See the description of the voting and control rights on page 29. |

*Does not include Bonus Shares of Class B Common Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 190,322 shares of Class B Common Stock.

**Does not include the Investor Processing Fee of three percent (3%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

**Co-Issuer**

The Co-Issuer is BYO Holdings CF Investors SPV, LLC (the "Co-Issuer"), located at 259 Kinderkamack Rd, Hackensack, NJ 07601, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://www.byowner.com/, or for the Offering at https://www.invest.byowner.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

**Investor Confirmation Process**

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary.  If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

**Cancellations**

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**Rolling and Early Closings**

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

**Oversubscriptions**

The Target Offering Amount is $10,000.20, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $1,234,998.16, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

**Updates**

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

**Intermediary Information**

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

**Platform Compensation**

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $47,500 advance setup fee and $15,000 monthly fee for the use of the platform and marketing services paid to DealMaker Securities LLC and its affiliates. Additionally, the Issuer must reimburse certain expenses related to the Offering.

**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

## USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees* | 8.5% | $850 | 8.5% | $104,975 |
| Technology and Product Development (1) | 20% | $2,000 | 20% | $247,000 |
| Sales and Marketing (2) | 40% | $4,000 | 40% | $493,998 |
| Cost of Sales (3) | 20% | $2,000 | 20% | $247,000 |
| General Working Capital (4) | 11.5% | $1,150 | 11.5% | $142,025 |
| **Total** | **100%** | **$10,000+** | **100%** | **$1,234,998+** |

+These figures are rounded to the nearest whole dollar.

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $47,500 payment and a $15,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates for the use of the platform and marketing services. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3%), which is included in the table above as part of amounts raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) We will continue to invest significantly in technology and product development. We plan to develop a mobile app which will expand the Company's reach in the market.

(2) These proceeds will be used for online advertising, commissions, and website expense.

(3) These proceeds will be used to support the costs to place listings on the MLS.

(4) These proceeds will be used for Company operating expenses, including, but not limited to, salaries, rent and office expenses.

## CAPITALIZATION AND OWNERSHIP

**The Offering**

The Company is offering Class B Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C/A, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C (along with all attachments and exhibits thereto), and the Co-Issuer Operating Agreement attached as Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Common Stock**
> **Offering Minimum: $10,000.20**
> **Offering Maximum: $1,234,998.16**
> **Purchase Price Per Share of Security Offered: $1.89 (does not include a 3% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: December 31, 2026**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or the Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities in the Company are the Company's Amended and Restated Certificate of Incorporation (the "**A&R COI**") attached as Exhibit E, the Company's Bylaws (the "**Bylaws**") attached as Exhibit F, the Company's Second Amended and Restated Stockholders Agreement with certain of its shareholders, attached as Exhibit G (the "**A&R Stockholders Agreement**", together with the A&R COI, the "**Company Governing Documents**"). All statements in this Form C/A Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents.

The shares of Class A Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

**Description of Issuer's Securities**

*General*

The Company is offering up to $1,234,998.16 and a minimum of $10,000.20 worth of its Class B Common Stock. The investment will be made through the Co-Issuer, BYO Holdings CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,000.20 by December 31, 2026. Unless the Company raises at least the Target Offering Amount of $10,000.20 under the Regulation CF offering by December 31, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to December 31, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,24,998.16 Maximum Offering Amount.

The minimum investment per investor is $1,031.75, which includes a $30.05 Investor Processing Fee.

*Co-Issuer*

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

**Capitalization**

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and to the applicable provisions of Delaware law.

On August 7, 2025, the Company filed an Amended and Restated Certificate of Incorporation. As a result, the total number of shares that the Company is authorized to issue is 65,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"), of which 60,000,000 shares are designated as Class A Common Stock (the "**Class A Common Stock**") and 5,000,000 shares are designated as Class B Common Stock (the "**Class B Common Stock**"). In connection with the Amended and Restated Certificate of Incorporation, all outstanding Common Stock as of such date were converted into Class A Common Stock on a one share of Common Stock to 5,190.53 shares of Class A Common Stock basis.

As of the date of this Form C/A, (i) 60,735,581 shares of Class A Common Stock and (ii) 27,522 shares of Class B Common Stock are issued and outstanding.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

### Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

| Type | Class A Common Stock |
|---|---|
| **Amount Outstanding** | 60,735,581 |
| **Par Value Per Share** | $0.001 |
| **Voting Rights** | One vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 99.95% |

| Type | Class B Common Stock |
|---|---|
| **Amount Outstanding** | 27,522* |
| **Par Value Per Share** | $0.001 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 0.05% |

* Estimated figures as this Regulation CF Offering is still ongoing. Includes 5,029 bonus shares.

### Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company does not have any outstanding Options, Safes, Convertible Notes or Warrants.

### Voting and Control

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Class B Common Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

The Company has in place the A&R Stockholders Agreement with certain common stock shareholders attached as Exhibit G. The A&R Stockholders Agreement provides the Company with certain protections in the event the APA is not consummated between the Company and WWWG. In addition, the A&R Stockholders Agreement outlines certain customary restrictions on the Company prior to the closing of the APA. Finally, the A&R Stockholders Agreement governs distributions, winding up procedures, restrictions on transfer of shares, management, control, minority rights, non-competition and board composition and voting procedures for the Company. The Co-Issuer will not be required to become a party to the A&R Stockholders Agreement.

*Dilution*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

**What it Means to be a Minority Holder**

Investors in our Class B Common Stock, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

**Ownership**

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Colby Sambrotto | 19,609,815 shares of Class A Common Stock | 32.29% |
| Derek Eisenberg | 19,781,103 shares of Class A Common Stock | 32.57% |

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued/Holders | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | N/A | 9,444* | N/A | September 28, 2023; | Section 4(a)(2) |
| Common Stock | $599,960 | 1,667* | Technology and Product Development and General Working Capital | May 24, 2024 March 21, 2025 March 24, 2025 | Regulation D Rule 506(b) |
| Class A Common Stock | $212,484 | 3,063,623 | Technology and Product Development and General Working Capital | March 6, 2026 | Regulation D Rule 506(b) |
| Class B Common Stock** | $43,787 | 27,522 | Technology and Product Development and General Working Capital | September 25, 2025; November 19, 2025; January 23, 2026 | Regulation CF |

*On August 7, 2025, the Company converted all shares of outstanding Common Stock into Class A Common Stock and effected a 1 for 5,190.53 forward stock split.
** Estimated figures as this Regulation CF Offering is still ongoing. Includes 5,029 bonus shares.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## DEBT

As of the date of this Form C/A, the Issuer has the following debt outstanding:

| Type | Secured Promissory Note with Wild Wild West Group, LLC |
|---|---|
| **Principal Amount Outstanding** | $6,500,000 |
| **Interest Rate and Amortization Schedule** | 6% per annum.<br><br>$3,000,000 is due on or before May 20, 2027 with the remaining balance of the Note, including any unpaid interest, due on or before May 20, 2029. |
| **Description of Collateral** | Secured by the intellectual property assets purchased by the Company (i.e., domain names, websites, toll free numbers). |
| **Maturity Date** | May 21, 2028 |

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) Greg Sullivan, the Company's Chief Real Estate Officer, is the majority beneficial owner of Wild Wild West Group, LLC ("WWWG"). As mentioned herein, the Company entered into an Asset Purchase Agreement ("APA") with WWWG on January 1, 2024 to purchase the ByOwner.com domain name and other assets. The purchase was pursuant to a promissory note (the "Note") to be paid in installments through May 2028. In connection with the APA, the Company also entered into an Interim Services Agreement (the "ISA") with WWWG. The term of the ISA continues until the Note is paid in full. The fees for services under the ISA were originally 25% of the weekly gross revenue of the Company with a minimum amount due of $62,500 per quarter. The APA and ISA were amended on March 21, 2025, to eliminate the minimum payment required each quarter. In 2025, $45,289 was paid to WWWG pursuant to the ISA. For terms related to the outstanding Note, please refer to the "**DEBT**" section above.

(b) Derek Eisenberg, the Company's Chief Brokerage Officer and Director, is the majority beneficial owner of Continental Real Estate Group, Inc. ("CREG"). On January 2, 2024, the Company entered into a Referral Agreement (the "RA") with CREG to service certain customers of the Company. The Company has agreed to pay CREG $90 per listing for each listing that CREG successfully posts to an MLS service under a CREG listing package. In addition, when a home is sold under a CREG listing package, any back-end fees generated from the sale will be split between the Company and CREG. CREG will retain .1% of the home sales price or $250 whichever is greater. Any back end fees generated above that amount will be distributed to the Company. For reference, typical total back-end fees for a successful home sale transaction is currently .25% of the sale value of the home. In 2025, $70,271 in referral fees were paid to CREG. The term of the RA is one year and will automatically renew unless either party gives notice of its intention not to renew the RA. The Company and CREG may terminate the RA at any time, for any reason by providing 90 days prior written notice.

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit I</u>.**

## Cash and Cash Equivalents

As of March 31, 2026, the Company had an aggregate of approximately $153,350 in cash and cash equivalents, leaving the Company with over 6 months of runway, absent additional investments made into product development, marketing and other aspects of the business. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Company may concurrently raise additional capital by offering to sell securities, including, but not limited to, Class A Common Stock, Class B Common Stock, or Preferred Stock, SAFEs or Convertible Notes, to accredited or existing investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

## Valuation

The terms of this Offering are based on a pre-money valuation of $109,000,000. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

## *Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit I</u> for subsequent events and applicable disclosures.

## Material Changes and Other Information

This material amendment is filed to (i) extend the Offering Deadline to December 31, 2026; (ii) update the Exhibit G-Financials with fiscal year 2025 reviewed financials for each of the Issuer and Co-Issuer; and (iii) update the Capitalization and Ownership, Financial Information and Previous Offerings sections.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**Eligibility**

**The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Progress Updates**

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.byowner.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


**ADDITIONAL INFORMATION**


The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

BYO Holdings Corporation
(Issuer)

By:/s/Colby N. Sambrotto
(Signature)

Colby N. Sambrotto
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Colby N. Sambrotto
(Signature)

Colby N. Sambrotto
(Name)

Director
(Title)

April 15, 2026
(Date)

/s/ Derek P. Eisenberg
(Signature)

Derek P. Eisenberg
(Name)

Director
(Title)

April 15, 2026
(Date)

*Instructions.*

1.        The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.        The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
**Investor Website**
**(Attached)**





ByOwner

Problem Solution Expansion Perks Team FAQs Discussion **INVEST NOW**

**LOCK IN UP TO 25% BONUS SHARES UNTIL 10/1** 27 Days 13 Hrs 6 Mins 32 Secs

# Invest in the Company **Ending Real Estate Commissions**

ByOwner.com helps sellers save over $20,000 in commissions with flat-fee MLS listings that offer the same reach as traditional brokers without the cost. In just 90 days, this model has attracted $180 million in listings. Beyond individual sales, our platform generates valuable real estate data for B2B clients in brokerage, mortgage, and insurance.

With major nationwide retail partnerships on the horizon, we're positioned to scale into a $100B market[1]. **Now's your chance to share in our growth as an early-stage investor.**

**INVEST NOW**

**$1.89** Share Price

**$1,001.70*** Min. Investment

SEC Filings Offering Circular Investor Education

**PROBLEM**

## The 6% Fee Costing Americans **$100B/Year**



### Last year, Americans sold 4M+ homes, losing over $100B[1]

in equity to real estate commissions. After the mortgage is paid, these fees eat up to 6% of owners' hard-earned equity. In this tech-forward market, agents primarily connect buyers and sellers. So why should they collect a huge cut? That's why we modernized the model.



**SOLUTION**

## Using Tech to **End Commissions**

For one low price, we offer the same end-to-end support, but we

- Flat-fee listings that can save sellers up to 95% compared with traditional commissions
- Options from basic MLS exposure to full service, so sellers choose what fits their needs
- We're building a nationwide network of showing agents to help buyers view properties without commissions or long-

redesign it to give owners back control (and money). Whether you're a buyer, seller, or business, ByOwner makes real estate work for you with:

~~term agent commitments.~~

✓ A massive data network that powers marketing, B2B partnerships, and future growth

**TRACTION**

# $180M in Homes in **Just 90 Days**

With proven success, powerful real estate data, and high-quality networks in place, we're already on our way to mass adoption.

**$180M**

Homes listed and 10,000+ quality leads generated in 90 days

**350+ partnerships**

Currently onboarding 350+ MLS partnerships

**46**

Licensed in 46 states (tracking nationwide by year's end)

**Big Retailers**

We're actively in negotiations with several nationwide major big-box retailers.

**OPPORTUNITY**

## Diversified Revenue **That Doesn't Prey on Owners**

We save sellers thousands, but our model is also designed for strong margins and growth. While the flat fee lists the property, sellers often choose mortgage, title, and insurance services through our network, generating revenue through strategic partnerships. Then big-box retailers promote ByOwner.com to their customers, boosting brand awareness and generating new leads. **It's a diversified model built to grow with each transaction.**



**EXPANSION**

## From Big-Box Retailers to **AI/ML Systems**

ByOwner.com's next phase is about scaling efficiently and intelligently.





**Expand retail marketing partnerships**

with retailers like Lowe's, Sam's Club, and more



**Train AI/ML systems**

from collected data to personalized marketing, predictive homeowner action, and more effective buyer and seller connections



**Deepen platform capabilities**

including integrated mortgage, title, and insurance services



**Increase marketing efforts,**

where early results show a 3.8X return on ad spend



EXIT POTENTIAL

## An Industry (and Team) **Known for Acquisitions**

Similar companies with substantially fewer data streams and leads have recently sold for billions:

**Rocket Mortgage is acquiring Redfin for $1.75 billion**
in a deal scheduled to close in 2025.

**Zillow acquired Trulia for $3.5 billion**
in 2015.

**Lower.com acquired Movoto and Neat Capital in 2025**
for a reportedly substantial price

Past performance is not indicative of future results. Any investment or financial decisions made based on past data should not be considered a guarantee of future performance. Always consult with a qualified financial advisor or professional before making investment decisions.


ByOwner
Buyers and sellers face staggering commission costs
Commission costs can represent up to 25% of a homeowner's equity
$400k average home value equates to ~$25k in commissions
Current model is broken offering no relief for buyers and sellers
Real estate brokers and other service providers have no incentive to give up control of the transaction

## Get your investor deck

Enter your email

DOWNLOAD DECK

COMPETITIVE ADVANTAGE

## Why ByOwner.com **Stands Out**


ByOwner
Largest
For Sale By Owner Real Estate Website
Don't Pay a 6% Commission to Sell your Home
Get in the MLS Today
Sell Your Home
Commission Saving Calculator
trulia
realtor.com
REDFIN
Zillow
Google
Popular Searches

Like others, we're a fully licensed national brokerage. But our flat-fee model saves sellers up to 95% in commissions while giving them control over the process, whether they want a basic MLS listing or full-service support. Our real-time data on every listing and lead fuels AI-driven marketing and a powerful B2B engine. And unlike others, we monetize across brokerage, mortgage, title, insurance, and retail partnerships, creating diversified revenue streams.

# Early Investors Get More Stock

As a thank you to our earliest supporters, we're offering special bonus shares.
The more you invest, the bigger your bonus and the more perks you unlock.



LOCK IN UP TO 25% BONUS SHARES UNTIL 9/4 | **27** Days | **13** Hrs | **6** Mins | **27** Secs

Days 0–30 | Days 31–60 | After 60 Days

| Invest $1,000+ | Invest $2,500+ | Invest $5,000+ | Invest $10,000+ | Invest $25,000+ |
|---|---|---|---|---|
| Receive **5%** Bonus Shares | Receive **8%** Bonus Shares | Receive **12%** Bonus Shares | Receive **15%** Bonus Shares | Receive **25%** Bonus Shares |
| | | | ✓ Limited-edition investor merch | ✓ Invitation to private virtual Q&A with the founders |
| INVEST NOW | INVEST NOW | INVEST NOW | INVEST NOW | INVEST NOW |

# $65M Exits, 30-Year Real Estate Vets, and More

Made up of proven founders and leaders, including the man behind ForSaleByOwner.com.com's $65M acquisition, the ByOwner.com team is carefully crafted and composed of real estate and business innovators.



**Colby Sambrotto**
Chief Executive Officer/Director



**Derek Eisenberg**
Chief Real Estate Officer/Director



**Greg Sullivan**
Chief Operating Officer



**Myron Mullins**
Director of National Retail Programs

# Frequently Asked **Questions**

**1. Why invest in startups?** ✕

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

**2. How much can I invest?** ✕

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

### 3. How do I calculate my net worth? ✕

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

### 4. What are the tax implications of an equity crowdfunding investment? ✕

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

### 5. Who can invest in a Regulation CF Offering? ✕

Individuals over 18 years of age can invest.

### 6. What do I need to know about early-stage investing? Are these investments risky? ✕

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

### 7. When will I get my investment back? ✕

The Common Stock (the "Shares") of ByOwner.Com (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

### 8. Can I sell my shares? ✕

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

### 9. Exceptions to limitations on selling shares during the one-year lockup period: ✕

In the event of death, divorce, or similar circumstance, shares can be transferred to:
• The company that issued the securities;
• An accredited investor;
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships).

### 10. What happens if a company does not reach their funding target? ✕

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

### 11. How can I learn more about a company's offering? ✕

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

### 12. What if I change my mind about investing? ✕

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

### 13. How do I keep up with how the company is doing? ✕

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those

website an annual report, along with certified financial statements. These should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

**14. What relationship does the company have with DealMaker Securities?**

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

## Join the **Discussion**

What do you think?
0 Responses

| 0 | 0 | 0 | 0 | 0 | 0 |
|---|---|---|---|---|---|
| Upvote | Funny | Love | Surprised | Angry | Sad |

Comments and reactions for this thread are now closed.

0 Comments    Login

Share    Best    Newest    Oldest

This discussion has been closed.

Subscribe    Privacy    Do Not Sell My Data    DISQUS

LOAD ALL COMMENTS





ByOwner

Sources

1. https://www.pbs.org/newshour/economy/in-2024-us-home-sales-fell-to-the-lowest-level-in-nearly-30-years-as-prices-and-mortgages-soar#:~:text=and%2Dmortgages%2Dsoar-,2024%20U.S.%20home%20sales%20fell%20to%20the%20lowest%20level%20in,full%2Dyear%20results%20from%202023

**EXHIBIT C**
**Subscription Agreement between the Investor and Co-Issuer**
**(Attached)**

# REG CF SPV SUBSCRIPTION AGREEMENT

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>.** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

**THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.** THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING.** NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

**THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.** EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: BYO Holdings CF Investors SPV, LLC
c/o BYO Holdings Corporation
259 Kinderkamack Rd
Hackensack, NJ 07601

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase membership interests (the "**Securities**"), of BYO Holdings CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class B Common Stock to be acquired from BYO Holdings Corporation, a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Class B Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

(ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

(iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

(iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)     This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)     The aggregate value of Securities sold shall not exceed $1,234,998.16 (the "**Oversubscription Offering**"). The Company may accept subscriptions until December 31, 2026 (the "Termination Date"). Providing that subscriptions for $10,000.20 worth of Securities are received, which also includes a 3% Investor Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)     In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.     <u>Joinder to Operating Agreement</u>. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.     <u>Purchase Procedure</u>.

(a)     <u>Payment</u>. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)     <u>Escrow Arrangements</u>. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.     <u>Representations and Warranties of the Company and Crowdfunding Issuer</u>. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)     Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)     Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)     Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)     Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)     No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)     Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the reviewed balance sheet of the Crowdfunding Issuer for the years ended December 31,

2025 and December 31, 2024, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2025 and December 31, 2024 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the date they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. SetApart Accountancy Corp., who has provided the reviewed Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had reviewed inception financials (the "**Inception Financial Statements**") reviewed by SetApart Accountancy Corp., an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)      Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)      Litigation.  There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)      Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)      Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)      Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)     Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)     Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)     Investment Limits. Subscriber represents that either:

(i)     Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)     Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)     Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)     Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)     Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)     Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)     Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)     Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.     Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.     Transfer Restrictions.

(a)     "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF BYO HOLDINGS CORPORATION ("BYO HOLDINGS"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN BYO HOLDINGS AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT BYO HOLDINGS' PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)     Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class B Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class B Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in <u>Section 5</u> and the undertaking set out in <u>Section 7(a)</u> of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.      <u>Applicable Law; Jurisdiction & Venue</u>. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in <u>Section 10</u>, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.      <u>WAIVER OF JURY TRIAL</u>. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.     <u>Mediation</u>. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Hackensack, New Jersey. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the

City of Hackensack, State of New Jersey. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in <u>Section 8</u> and <u>Section 9</u>.

11.     <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this <u>Section 9</u>):

> If to the Company, to:
>
> BYO Holdings CF Investors SPV, LLC
> c/o BYO Holdings Corporation
> 259 Kinderkamack Rd
> Hackensack, NJ 07601
>
>
> If to the Crowdfunding Issuer, to:
>
> BYO Holdings Corporation
> 259 Kinderkamack Rd
> Hackensack, NJ 07601
>
>
> If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.     <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

*[SIGNATURE PAGE FOLLOWS]*

# BYO Holdings Corporation

## SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Stock of BYO Holdings Corporation by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

| | |
|---|---|
| Full legal name of Subscriber (including middle name(s), for individuals): | Number of securities: **Class B Common Stock** <br> Aggregate Subscription Price: **$0.00 USD** |

**TYPE OF OWNERSHIP:**

| | |
|---|---|
| (Name of Subscriber) | If the Subscriber is individual: |
| By: <br> (Authorized Signature) | ☐ Individual |
| | ☐ Joint Tenant |
| (Official Capacity or Title, if the Subscriber is not an individual) | ☐ Tenants in Common |
| | ☐ Community Property |
| (Name of individual whose signature appears above if different than the name of the Subscriber printed above.) | If interests are to be jointly held: |
| | Name of the Joint Subscriber: |
| (Subscriber's Residential Address, including Province/State and Postal/Zip Code) | Social Security Number of the Joint Subscriber: |
| | Check this box if the securities will be held in a custodial account: ☐ |
| Taxpayer Identification Number | Type of account: |
| | EIN of account: |
| (Telephone Number) | Address of account provider: |
| **(Offline Investor)** <br> (E-Mail Address) | |

If the Subscriber is not an individual:

## ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**BYO Holdings Corporation**

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

**Aggregate subscription price invested in this offering: 0.00 USD**

**The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD**

**The Investor's investment limit for this offering is: 0.00USD**

**The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD**

**The Investor's net worth (if not an accredited investor): USD**

**The Investor's income (if not an accredited investor): USD**

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

- ☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
- ☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;
- ☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;
- ☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;
- ☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.
- ☐ a natural person who holds one of the following licenses in good standing:  General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);
- ☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or
- ☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or
- ☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;
- ☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;
- ☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
  (i) With assets under management in excess of $5,000,000,
  (ii) That is not formed for the specific purpose of acquiring the securities offered, and
  (iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;
- ☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

- ☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;
- ☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or
- ☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:                                    (Print Full Name of Entity or Individual)


                                             By:

                                                  (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

**AML Certificate**

By executing this document, the client certifies the following:

**If an Entity:**
1. I am the  of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

**All subscribers:**

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR:                                             (Print Full Name of Investor)


By:

    (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

## Appendix 1 - Subscriber Information

**For the Subscriber and Joint Holder (if applicable)**

| Name | Address | Date of Birth (if an Individual) | Taxpayer Identification Number |
|------|---------|----------------------------------|--------------------------------|
|      |         |                                  |                                |
|      |         |                                  |                                |

**For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)**

1. One Current control person of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|--------------------------------|
|      |         |               |                                |

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|--------------------------------|
|      |         |               |                                |
|      |         |               |                                |
|      |         |               |                                |
|      |         |               |                                |

**For a Trust (Insert names and addresses or attach a list)**

1. Current trustees of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|------|---------|---------------|--------------------------------|
|      |         |               |                                |
|      |         |               |                                |
|      |         |               |                                |

## <u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in BYO Holdings Corporation's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in BYO Holdings Corporation's offering;

3. As the Trustee, I have the authority to execute all Trust powers.  Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

**EXHIBIT D**
**Co-Issuer Operating Agreement**
**(Attached)**

**LIMITED LIABILITY COMPANY AGREEMENT**

**OF**

**BYO HOLDINGS CF INVESTORS SPV, LLC**

**This LIMITED LIABILITY COMPANY AGREEMENT** (the "**Agreement**") of BYO Holdings CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of June 20, 2025 by and among the Company, BYO Holdings Corporation (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

 **WHEREAS**, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

 **WHEREAS,** the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by BYO Holdings Corporation (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

 **WHEREAS,** it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

 **NOW THEREFORE,** the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

**ARTICLE I – ORGANIZATIONAL MATTERS**

 Section 1.01 <u>Name</u>. The name of the Company is BYO Holdings Corporation CF Investors SPV, LLC.

 Section 1.02 <u>Principal Office</u>. The principal office of the Company is located at 259 Kinderkamack Rd, Hackensack, NJ 07601 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

 Section 1.03 <u>Registered Office; Registered Agent</u>. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04    Purpose; Powers.

(a)    The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)    If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05    Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06    Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07    Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

## ARTICLE II – MEMBERS

Section 2.01    Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02    Capital Contributions; No Withdrawals.

(a)    The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)    No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03    Admission of Additional Members.

(a)    Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such

Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04    No Withdrawal; Death of Member.

(a)    So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)    The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05    Certification of Interests.

(a)    The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)     Interests shall be reflected in the books and records of the Company as Units.

(c)    If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06    Meetings.

(a)    To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)    Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)    Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)    On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)    The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)    Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)    Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07    Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

## ARTICLE III – MANAGEMENT

Section 3.01     Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02     Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)     Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)     Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)     Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03     Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)     Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)     Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)     Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)     Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04     Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05     Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding seventy-five percent (75%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06     Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

## ARTICLE IV – ALLOCATIONS

Section 4.01     Allocation of Profits and Losses.

(a)     All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)     Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

## ARTICLE V – DISTRIBUTIONS

Section 5.01     Distributions.

(a)     In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)　　Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

## ARTICLE VI – TRANSFERS

Section 6.01　　<u>General Restrictions on Transfer</u>.

(a)　　No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)　　Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i)　　except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)　　if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)　　if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)　　if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)　　Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d)　　Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)　　For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02    Further Restrictions on Transfer.

(a)    During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)    To the Crowdfunding Issuer;

(ii)    To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)    As part of an offering registered under the Securities Act; or

(iv)    To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

## ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01    No Personal Liability: Members; Manager.

(a)    Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)    Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02    Indemnification.

(a)    To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)    Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)     For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

## ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01     <u>Inspection Rights</u>. Upon reasonable notice from a Member and in accordance with a proper purpose under the Delaware Act, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer so long as it is for a proper purpose in accordance with the Delaware General Corporation Law.

Section 8.02     <u>Income Tax Status</u>. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03     <u>Tax Matters Representative</u>.

(a)     <u>Appointment; Resignation</u>. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 85% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b)     <u>Tax Examinations and Audits</u>. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)     <u>US Federal Tax Proceedings</u>. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)      Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)      Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04      Tax Returns.

(a)      At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)      Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05      Reports under Regulation Crowdfunding.

(a)      The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)      The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

## ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01      Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)      An election to dissolve the Company made by holders of 85% of the Interests;

(b)      The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)      Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)      The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02      Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03    Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)    The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)    As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)    The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)    The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)    First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)    Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)    Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04    Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

## ARTICLE X – Definitions

Section 10.01    Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)    "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b) "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c) "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on June 20, 2025.

(d) "**Code**" means the Internal Revenue Code of 1986, as amended.

(e) "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i) "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k) "**Manager**" means, initially, BYO Holdings Corporation, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m) "**Securities**" means the underlying securities (i.e., Class B Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p)     "**Transferor" and "Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q)     "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

## ARTICLE XI – MISCELLANEOUS

Section 11.01     Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02     Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03     Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04     Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05     Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)     when delivered by hand;

(b)     when received by the addressee if sent by a nationally recognized overnight courier;

(c)     on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)     on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

| | |
|---|---|
| **If to the Company**: | c/o BYO Holdings Corporation<br>259 Kinderkamack Rd.<br>Hackensack, NJ 07601<br>Email: colby@byowner.com<br>Attention: Colby Sambrotto, CEO of BYO Holdings Corporation |
| **If to the Manager**: | 259 Kinderkamack Rd.<br>Hackensack, NJ 07601<br>Email: colby@byowner.com<br>Attention: Colby Sambrotto, CEO of BYO Holdings Corporation |
| **If to a Member**: | To the Member's respective mailing address as set forth on the Members Schedule. |

Section 11.06     Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07     Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08     Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09     Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 75% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10    Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12    Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13    No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

*[Remainder of page intentionally left blank]*

**IN WITNESS WHEREOF**, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

**COMPANY:**

BYO HOLDINGS CF INVESTORS SPV, LLC

By: BYO Holdings Corporation, a Delaware corporation,

Its Manager

Signed by:

By: Colby Sambrotto

2EF7CB032B52486...

Name: Colby Sambrotto

Title: CEO

[SIGNATURE PAGE TO BYO HOLDINGS CF INVESTORS SPV, LLC OPERATING AGREEMENT]

## SCHEDULE I

## MEMBERS SCHEDULE

| Individual/Entity Name | Cash Contribution | Interests/Units |
|---|---|---|
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |
| | | |

**EXHIBIT E**
**Amended and Restated Certificate of Incorporation**
**(Attached)**

# CERTIFICATE OF AMENDMENT

## OF

## CERTIFICATE OF INCORPORATION

## OF

## BYO HOLDINGS CORPORATION

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

BYO Holdings Corporation (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby certifies as follows:

1. That the name of the Corporation is BYO Holdings Corporation and that the Corporation was originally incorporated pursuant to the DGCL on September 28, 2023.

2. That the Board of Directors of this Corporation (the "**Board**") duly adopted resolutions proposing to amend the Certificate of Incorporation of this Corporation, declaring said amendment to be advisable and in the best interests of this Corporation and its stockholders, and authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

**NOW, THEREFORE, BE IT RESOLVED**, that the Certificate of Incorporation of this Corporation be amended by deleting **ARTICLE 4** in its entirety and replacing it with the following:

## "ARTICLE 4:

(A)　　**Authorized Shares**. The total number of shares that the Corporation is authorized to issue is Sixty Five Million (65,000,000) shares of common stock, par value $0.001 per share ("***Common Stock***"), of which (i) Sixty Million (60,000,000) shares are designated as Class A Common Stock (the "***Class A Common Stock***"), and (ii) Five Million (5,000,000) shares are designated as Class B Common Stock (the "***Class B Common Stock***").

All shares of Common Stock will be identical and will entitle the holders thereof to the same rights and privileges, except as otherwise set forth in this ARTICLE 4.

(B)　　**Common Stock**. Except as otherwise provided herein or as may otherwise be provided by Applicable Law, the holders of Common Stock shall have exclusively all rights of stockholders, including (i) the right to receive dividends, when and as declared by the Board of Directors of Directors out of assets legally available therefor, and (ii) in the event of any voluntary or involuntary distribution of assets upon a Liquidation or otherwise, the right to receive ratably and equally (based upon the number of shares of

Common Stock held by such holders) all the assets and funds of the Corporation after payment or provision for payment of the debts and other liabilities of the Corporation.

(i) Class A Common Stock. Except as set forth herein or as otherwise required by law, each outstanding share of Class A Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by such holder. The Class A Common Stock shall possess full and complete voting power for the election of directors.

(ii) Class B Common Stock. Except as required by law, each outstanding share of Class B Common Stock shall not be entitled to vote on any matter on which the stockholders of the Corporation shall be entitled to vote, and shares of Class B Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters.

(C) **Conversion**. Upon the filing and effectiveness (the "**Effective Time**") pursuant to the DGCL of this Certificate of Amendment of Certificate of Incorporation, (a) each share of the Corporation's Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be subdivided, split and converted into **5,190.53** fully-paid and non-assessable shares of Class A Common Stock having a par value of $0.001 per share (the "**Conversion**"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Common Stock Old Certificates**"), shall thereafter represent that number of shares of Class A Common Stock into which the shares of Common Stock represented by the Common Stock Old Certificates shall have been converted."

* * *

3. The foregoing amendment was approved by the holder of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4. The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

5. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 31st day of July, 2025.

Signed by:

By: Colby Sambrotto
2EF7CB032B52486...

Name: Colby N. Sambrotto
Title: CEO and President

# Delaware

## The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "BYO HOLDINGS

CORPORATION", FILED IN THIS OFFICE ON THE SECOND DAY OF AUGUST,

A.D. 2024, AT 9:04 O'CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

2420737  8100
SR# 20243308471

Authentication: 204079666
Date: 08-02-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

# STATE OF DELAWARE
# CERTIFICATE OF AMENDMENT
# OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

**FIRST**: That at a meeting of the Board of Directors of
BYO HOLDINGS CORPORATION
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

**RESOLVED**, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4. " so that, as amended, said Article shall be and read as follows:

4. The corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares which the corporation shall have the authority to issue is 100,000 shares of Common Stock, and the par value of each of such shares is $0.001.

**SECOND**: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

**THIRD**: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

**IN WITNESS WHEREOF**, said corporation has caused this certificate to be signed this 20th day of May, 2024.

By: [signature]
Authorized Officer
Title: President

Name: Colby Sambrotto
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:04 AM 08/02/2024
FILED 09:04 AM 08/02/2024
SR 20243308471 - File Number 2420737

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:21 AM 09/28/2023
FILED 09:21 AM 09/28/2023
SR 20233599093 - File Number 2420737

# STATE OF DELAWARE
# CERTIFICATE OF INCORPORATION
# A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is BYO Holdings Corporation.

2. The Registered Office of the corporation in the State of Delaware is located at 651 N. Broad St. Ste. 201 (street), in the City of Middletown, County of New Castle Zip Code 19709. The name of the Registered Agent at such address upon whom process against this corporation may be served is United States Corporation Agents, Inc.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 10,000 shares (number of authorized shares) with a par value of $ 0.001 per share.

5. The name and mailing address of the incorporator are as follows:

Name Legalzoom.com, Inc.
Mailing Address 101 N. Brand Blvd. 11th Floor
Glendale, CA Zip Code 91203

6. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

By: _____/s/ Cheyenne Moseley_____
Incorporator

Name: _____LegalZoom.com, Inc., By: Cheyenne Moseley, Assistant Secretary_____
Print or Type

**EXHIBIT F**
**By-Laws**
**(Attached)**

# BYLAWS

## OF

## BYO Holdings Corporation,
### a Delaware Corporation

## ARTICLE I

### Stockholders

Section 1.1. **Annual Meetings**. An annual meeting of stockholders of BYO Holdings Corporation (the "Corporation") shall be held for the election of directors on a date and at a time and place either within or without the state of Delaware fixed by resolution of the Board of Directors. Any other proper business may be transacted at the annual meeting.

Section 1.2. **Special Meetings**. Special meetings of the stockholders may be called at any time by the Board of Directors, the Chairman of the Board of Directors or the holders of shares entitled to cast not less than ten percent of the votes at the meeting, such meeting to be held on a date and at a time and place either within or without the state of Delaware as may be stated in the notice of the meeting. Business transacted at any special meeting of the stockholders shall be limited to the purposes stated in the notice.

Section 1.3. **Notice of Meetings**. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote thereat. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Such notice shall state the place, date and hour of the meeting, and in the case of a special meeting, the general purpose for which the meeting is called.

Section 1.4. **Adjournments**. Any meeting of stockholders may be adjourned from time to time, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5. **Quorum**. At each meeting of stockholders, except where otherwise provided by law or the certificate of incorporation or these bylaws, the holders of a majority of the outstanding shares of stock entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the stockholders. In the absence of a quorum, any meeting of stockholders may be adjourned from time to time by the vote of a majority of the shares represented either in person or by proxy until a quorum is present or represented. Shares of its own capital stock belonging to the Corporation or to another Corporation where the majority of the voting power is held by the Corporation shall nether be entitled to vote nor counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. **Organization**. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors, if any, or in the absence of the Chairman of the Board of Directors by the Vice Chairman of the Board of Directors, if any, or in the absence of the Vice Chairman of the Board of Directors by the President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary, an Assistant Secretary, shall act as secretary of the meeting, or in their absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. **Voting**. Unless otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share held by such stockholder which has voting power upon the matter in questions. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise provided by law or by the certificate of incorporation or these bylaws, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy shall be the act of such class or classes, except as otherwise provided by law or by the certificate of incorporation or these bylaws.

Section 1.8. **Stockholder's Proxies**. Every person entitled to vote or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act by proxy with respect to such shares. No proxy shall be voted or acted on after three years from its date, unless the proxy provides for a longer period. Every proxy continues in full force and effect until revoked by the person executing it. Such revocation may be effected by a writing delivered to the Corporation stating that the proxy is revoked or by a subsequent proxy executed by the person executing the prior proxy and presented to the meeting, or as to any meeting by attendance at such meeting and voting in person by the person executing the proxy.

Section 1.9. **Fixing Date for Determination of Stockholders of Record**. In order that the Corporation may determine the stockholders entitled to notice of any meeting, the Board of Directors may fix a record date, which shall not be more than sixty nor less than ten days prior to the date of such meeting, nor shall the record date precede the date upon which the resolution fixing the record date is adopted by the Board of Directors. In order that the Corporation may determine the stockholders entitled to consent to corporate action without a meeting, the Board of Directors may fix a record date, which shall not precede, or be more than 10 days after, the date upon which the resolution fixing the record date is adopted by the Board of Directors. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or of any other lawful action, the Board of Directors may fix a record date, which shall not be more than sixty days prior to such action.

If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given; if prior action by the Board of Directors is required, then the record date shall be the close of business on the date the Board of Directors adopts the resolution taking such prior action, and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, unless the Board of Directors sets a new record date.

Section 1.10. **Consent of Stockholders in Lieu of Meeting**. Except as otherwise provided in the certificate of incorporation, any action which may be taken at any annual or special meeting of the stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective unless, within 60 days of the earliest consent, written consents signed by a sufficient number of holders have been delivered to the Corporation.

Unless all stockholders entitled to vote consent in writing, prompt notice of any stockholder approval without a meeting shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that sufficient consents were delivered to the Corporation.

## ARTICLE II

### Board of Directors

Section 2.1. **Powers; Number; Qualifications**. The business and affairs of the Corporation shall be managed by, and all corporate powers shall be exercised by or under, the direction of the Board of Directors, except as otherwise provided by laws or in the certificate of incorporation. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by the Board of Directors.

Section 2.2. **Election; Term of Office; Resignation; Removal; Vacancies**. Each director shall hold office until a successor has been elected and qualified or until his or her earlier resignation or removal. Any director may resign effective upon giving written notice to the Chairman of the Board of Directors, the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. Any or all of the directors may be removed, with or without cause if such removal is approved by a majority of the outstanding voting shares then entitled to vote on the election of directors. Unless otherwise provided in the certificate of incorporation or in these bylaws, vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.

Section 2.3. **Regular Meetings**. Regular meetings of the Board of Directors may be held without notice at such places within or without the state of Delaware and at such times as the Board of Directors may from time to time determine, and if so determined notice thereof need not be given.

Section 2.4. **Special Meetings; Notice of Meetings; Waiver of Notice**. Special meetings of the Board of Directors may be held at any time or place within or without the state of Delaware whenever called by the Chairman of the Board of Directors, by the Vice Chairman of the Board of Directors, if any, or by any two directors. Reasonable notice shall be given by the person or persons calling the meeting unless a director signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting the lack of notice prior to the meeting or at its commencement.

Section 2.5. **Participation in Meetings by Conference Telephone Permitted.** Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or of such committee, as the case may be, through the use of conference telephone or similar communications equipment by means of which all members participating in such meeting can hear one another, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

Section 2.6. **Quorum; Adjournment; Vote Required for Action.** At all meetings of the Board of Directors a majority of the authorized number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the certificate of incorporation or these bylaws shall require a vote of a greater number.

Section 2.7. **Organization.** Meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors, or in the absence of the Chairman of the Board of Directors by the Vice Chairman of the Board of Directors, if any, or in their absence by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. **Action by Directors Without a Meeting.** Any action required or permitted to be taken by the Board of Directors, or any committee thereof, may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent in writing to such action and such consent is filed with the minutes of the proceedings of the Board of Directors.

Section 2.9. **Compensation of Directors.** The Board of Directors shall have the authority to fix the compensation of directors for services in any capacity.

ARTICLE III

Committees

Section 3.1. **Committees of Directors.** The Board of Directors may designate one or more committees, each consisting of one or more directors. Any committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors, except that no such committee shall have power or authority with respect to the following matters:

a) Approving or adopting, or recommending to the stockholders, any action or matter expressly required by Delaware Corporation Law to be submitted to the stockholders for approval; or

b) The amendment or repeal of the bylaws, or the adoption of new bylaws.

Section 3.2. **Committee Rules.** Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board of Directors or a provision in the rules of such committee to the contrary, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these bylaws.

## ARTICLE IV

### Officers

Section 4.1. **Officers; Election.** As soon as practicable after the annual meeting of stockholders in each year, the Board of Directors shall elect a President and a Secretary, and if it so determines, elect from among its members a Chairman of the Board of Directors and a Vice Chairman of the Board of Directors. The Board of Directors may also elect one or more Vice Presidents, one or more Assistant Secretaries, and such other officers as the Board of Directors may deem desirable or appropriate and may give any of them such further designations or alternate titles, as it considers desirable.

Section 4.2. **Term of Office; Resignation; Removal; Vacancies.** Except as otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board of Directors or to the Chairman of the Board of Directors or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board of Directors may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors at any regular or special meeting.

Section 4.3. **Powers and Duties**. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these bylaws or in a resolution of the Board of Directors which is not inconsistent with these bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

ARTICLE V

**Forms of Certificates; Loss and Transfer of Shares**

Section 5.1. **Forms of Certificates**. Every holder of shares in the Corporation shall be entitled to have a certificate signed in the name of the Corporation by (1) the President, any Vice President, Chairman of the Board of Directors or Vice Chairman, and (2) by the Chief Financial Officer, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary. Each certificate shall state the number of shares and the class or series of shares owned by such stockholder. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences, relative or other special rights, qualifications, restrictions and limitations of each class or series shall be set forth in full or summarized on the face or back of the certificate representing such class or series of stock, provided that in lieu of the foregoing, there may be set forth on the back or face of the certificate a statement that the Corporation will furnish without charge to each stockholder who requests the powers, designations, preferences, relative or other special rights, qualifications, restrictions and limitations of such class or series.

Section 5.2. **Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates**. The Corporation may issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

## ARTICLE VI

### Records

Section 6.1. **Records**. The Corporation shall keep a stock ledger, a list of stockholders and other books and records as may be required to run the Corporation. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose.

Section 6.2. **Form of Records**. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, computer discs, magnetic tape, photographs, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

## ARTICLE VII

### Miscellaneous

Section 7.1. **Fiscal Year**. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 7.2. **Seal**. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.3. **Waiver of Notice of Meetings of Stockholders, Directors and Committees.** Whenever notice is required to be given by law or under any provision of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent of notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice unless required in the certificate of incorporation or these bylaws.

Section 7.4. **Interested Directors; Quorum.** No contract or transaction between the Corporation and one or more of its directors or between the Corporation and any other Corporation, firm or association in which one or more of its directors are directors, or have a financial interest, shall be void or voidable solely for this reason, or solely because such director or directors are present at the meeting of the Board of Directors or committee thereof which authorizes, approves or ratifies the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (1) the material facts as to his or her relationship or interest and as to the contract or transaction are fully disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee authorizes, approves or ratifies the contract or transaction in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his or her relationship or interest and as to the contract or transaction are fully disclosed or are known to the stockholders and such contract or transaction is specifically approved by the stockholders in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 7.5. **Indemnification**. The Corporation shall have the power to indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or instate is or was a director, officer or employee of the Corporation serves or served at the request of the Corporation as a director, officer, employee or agent of another enterprise. Expenses, including attorneys' fees, incurred by any such person in defending against such action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding by the Corporation upon receipt by it of an undertaking of such person to repay such expenses if it shall be ultimately determined that such person is not entitled to be indemnified by the Corporation. For purposes of this Section, the term "Corporation" shall include any predecessor of the Corporation and any constituent Corporation absorbed by the Corporation in consolidation or merger; the term "other enterprise" shall include any corporation, partnership, joint venture, trust or employee benefit plan; service "at the request of the Corporation" shall include services as a director, officer or employee of the Corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonable believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

Section 7.6. **Amendment of Bylaws**. These bylaws may be amended or repealed, and new bylaws adopted, by the Board of Directors. The stockholders entitled to vote, however, retain the right to adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them.

*[Remainder Intentionally Left Blank.]*

**EXHIBIT G**
**Second Amended and Restated Stockholders Agreement**
**(Attached)**

## SECOND AMENDED AND RESTATED SHAREHOLDER AGREEMENT

This SECOND AMENDED AND RESTATED SHAREHOLDER AGREEMENT ("Agreement") is made and entered into as the date associated with the last affixed signature (the "Effective Date"), by and among:

- Colby N. Sambrotto - 228 West 18th St #9, New York, NY 10011 ("Sambrotto");

- Derek Eisenberg - 121 Belle Ave, Maywood, NJ 07607 ("Eisenberg");

- Gregory M. Sullivan - 2499 Coconut Road, Boca Raton, FL 33432 ("Sullivan");

- Richard B. Becker personally and on behalf of SAFE Inversories LLC - 1311 SE 2nd Court, Fort Lauderdale, FL 33301 ("SAFE Inversories");

- Jarrett Brown on behalf of Masgen, LLC - 350 East 79th Street, #9D, New York, NY 10075 ("Masgen, LLC");

(referred to collectively as "Shareholders" and individually as "Shareholder"); and BYO Holdings Corp. whose official address is 259 Kinderkamack Road, Hackensack, NJ 07601.

## RECITALS

The Shareholders are all the shareholders of BYO Holdings Corp. ("the Corporation"), a Delaware corporation.

The Corporation and Sambrotto, Eisenberg, and Sullivan entered into that certain Shareholder Agreement, dated January 1, 2024 and with Becker entered into an Amended and Restated Shareholder Agreement dated May 15, 2024 (the "Prior Agreements").

The Amended and Restated Shareholder Agreement was amended by the Omnibus Amendments Agreement dated March 21, 2025. All of Becker's shares have been transferred to his company, SAFE Inversories, in accordance with the unanimous written consent of the Shareholders and Board of Directors of the Corporation.

The Shareholders and the Corporation believe it is in their best interest to amend and restate the Prior Agreements in its entirety and to unanimously agree to the terms set forth below related to the operation, management and control of the Corporation.

## AGREEMENT

In consideration of the agreements herein contained, the Shareholders agree as follows.

1. **Shares Subject to This Agreement.**
   **Each of the Shareholders owns the number of shares of common stock voting shares in the Corporation as listed below:**

| | | | |
|---|---|---|---|
| - | **Colby N. Sambrotto:** | **3,778** | **(~34.0%)** |
| - | **Derek Eisenberg:** | **3,811** | **(~34.3%)** |
| - | **Greg Sullivan:** | **1,667** | **(~15.0%)** |
| - | **SAFE Inversories:** | **1,633** | **(~14.7%)** |
| - | **Masgen LLC:** | **222** | **(~2.0%)** |

The shares listed above constitute all of the issued and outstanding capital stock of the Corporation. The Corporation acknowledges receipt from each Shareholder of the full consideration for the respective shares purchased by said Shareholder, and each Shareholder acknowledges the Corporation's stock ledger will reflect his or her shares. All of the shares listed above and any additional shares of the capital stock of the Corporation that may be acquired by the Shareholders in the future shall be subject to this Agreement.

**This share division shall override all other recitations of share division, including but not limited to that in the Omnibus Amendments dated March 21, 2025.**

The Shareholders are aware and acknowledge that the future issuance of additional shares of the Corporation's common stock could cause dilution to their shares and could significantly increase the outstanding number of shares of common stock. Clawback. Sullivan shall, after notice and an opportunity to cure any defaults, forfeit and surrender to Corporation all of his common shares in Corporation if at any time prior to the Closing (as defined in the APA) (i) WWWG enters into an agreement to sell substantially all of its assets material to the operation of WWWG's business, or any of the membership interests in WWWG, to a party other than Corporation; (ii) either Corporation or WWWG terminates the APA in accordance with the terms thereof; or (iii) WWWG, through no fault of the Corporation, does not fully effectuate the assignment and transfer of its assets to Corporation, or the Closing does not occur, on or before the date ten business days immediately following the payment, in full, of the Note, all as described in the APA. The remedy specified in the previous sentence shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to Corporation.

## 2. Management and Control.

a. Shareholders and Board of Directors. Subject to subsection 2(i) hereof, during the term of this Agreement the Board of Directors of the Corporation shall consist of Sambrotto and Eisenberg, and annual or other elections of directors are waived. The Corporation shall be managed and controlled in accordance with this Agreement and the Bylaws of the Corporation. Subject to express provisions of this Agreement to the contrary, all decisions and actions of the Shareholders must be made by the affirmative consent, vote or other approval of those holding a simple majority of outstanding voting shares of Corporation. All decisions and actions of the Board of Directors must be made by the affirmative consent, vote or other approval of a simple majority of the directors of Corporation. The Board and the Shareholders shall be required to hold annual meetings, as well as such regular or special meetings as appropriate to the operations of the Corporation, provided that any action or decision made by the Board or the Shareholders may be evidenced by a writing executed by the requisite number of Directors or Shareholders as specified in this Agreement. Each Shareholder and Director agrees as such to consent to or vote in regards to any resolutions as may be required by persons with whom the Corporation may have business dealings, such as, but not limited to, financial institutions and governmental agencies, to evidence corporate approvals or authorizations. Any Shareholder may authorize any other Shareholder to represent or act as proxy for the former according to the written instructions, general or specific, of the authorizing Shareholder.

b. Managing Shareholder. Except as set forth in this Section 2, Colby Sambrotto, or his duly appointed successor (the "Managing Shareholder") shall manage, control, and operate the business and affairs of the Corporation as General Manager without any further action or approval by the Shareholders or the Board. The Managing Shareholder may be changed from time to time with the consent of the Shareholders holding voting shares in Corporation, subject to the terms of any employment agreement between the Corporation and the Managing Shareholder. The Shareholders agree that, prior to the Closing, the Managing Shareholder, Chief Executive Officer and President can only be compensated by the Corporation if the Corporation is not in default on any of its obligations under the APA or the Note. If this condition is met such compensation shall not exceed $65,000 per year for a minimum of 18 months from the Effective Date, at which time the Shareholders will review the compensation of all officers and adjust such compensation as the Shareholders deem appropriate, provided that the maximum allowable compensation shall be $125,000, and further provided that any such increased compensation shall be set forth in a written employment agreement between the officer and the Corporation which employment agreement(s) shall include standard terms and conditions for similarly-situated executives at comparable companies. The Shareholders agree that the maximum annual compensation shall be commercially reasonable and commensurate with similarly situated positions at similar businesses.

c. Books, Records, and Reports. The Managing Shareholder shall cause the Board to maintain the books, records, and other documents required by law. Notwithstanding any waiver thereof contained in the Bylaws of the Corporation, the Managing Shareholder shall cause the Board to furnish to the Shareholders an annual audited report.

d. Conduct of Business. The Managing Shareholder agrees to use the Managing Shareholder's best efforts to cause the business of the Corporation to be conducted in accordance with sound business practices, in a lawful manner, and to endeavor to preserve for the Corporation the goodwill of itself and its suppliers, customers, employees, and others having business relations with it.

e. Shareholder Meetings. There shall be no required regular meetings of Shareholders of the Corporation other than the annual meeting.

f. Employment of Shareholders. The Shareholders shall hold the following offices of the Corporation, so long as they hold shares of stock of the Corporation, are active in the business of the Corporation and are able to perform their duties and responsibilities:

Chief Executive Officer:      Colby Sambrotto
President:      Derek Eisenberg

g. Termination of Shareholder Serving as an Officer, Director or Employee. Any Shareholder may be terminated, by action of the Shareholders, as an officer, director, or employee of the Corporation as provided in this subsection, subject to the terms of any employment agreement between the Corporation and the Shareholder. Termination shall become effective on the adoption by all of the other Shareholders, holding at least 50% of the aggregate voting shares of the Corporation, at a meeting duly held after 30 days' written notice has been given to the Shareholders, of a written resolution finding that the Shareholder has: (i) failed to fulfill the Shareholder's responsibilities or duties as an officer, director or employee per the sole discretion of the CEO; (ii) engaged in misconduct or a willful breach of this Agreement; (iii) ceased to hold shares in the Corporation; (iv) been convicted by any court of any offense punishable as a felony; and/or (v) made an unauthorized assignment or agreement for the benefit of the Corporation's creditors.

h. Voting of Shares. Each Shareholder shall vote or cause to be voted the voting shares of capital stock of the Corporation held of record or owned beneficially by the Shareholder in such a manner as will carry out the intents and purposes of, and effectuate and implement all of the covenants and agreements in this Agreement.

I. Post-Closing. Upon the completion of the Closing as set forth in the APA, and continuing for the shorter of five (5) years immediately thereafter, or the length of time any other Shareholder shall serve in the following capacities, Sullivan shall (i) serve as a director of Corporation; and (ii) serve as an officer of Corporation with a salary and other compensation (excluding broker fees) equal to the average salary of Sambrotto and Eisenberg (excluding broker fees). Upon the completion of the Closing as set forth in the APA, and continuing for no less than five (5) years immediately thereafter, Sullivan shall (i) use best efforts to maintain an individual Florida real estate broker license. To the extent Sullivan serves as a broker on behalf of Corporation, he shall be entitled to broker fees commensurate with broker fees Corporation is then paying to its other brokers, to be paid by state and/or population area. Upon the completion of the Closing, the Corporation's Bylaws shall be amended to increase the authorized number of Directors to three (3).

j. Indebtedness. Prior to the Closing, Corporation shall not incur or assume any debt, including without limitation bank loans, but excluding monthly credit card obligations for advertising expenses not to exceed $100,000.00, without the prior written consent of Sullivan, Sambrotto and Eisenberg, provided that the Corporation may assume debt without Sullivan's approval if fifty percent (50%) of any such debt is paid towards the Note at the closing of the funding of any such debt, and further provided that Sullivan shall be under no obligation to personally guarantee any indebtedness of the Corporation. Sullivan shall have no responsibility for managing the Corporation's expenses, funding or financial obligations until completion of the Closing as described in the APA. Sullivan consents to BYO's execution of the Secured Promissory Note and Security Agreement contemplated by the APA.

k. Brokerage licenses. Corporation shall obtain and maintain real estate brokerage licenses in the states set forth in Exhibit A hereof.

1. *Minority Rights of Sullivan prior to the Closing.* Until such time as the Note has been paid in full and the Closing (as defined in Section 2.1 of the Asset Purchase Agreement dated January 1, 2024 ("APA")) has occurred, the Corporation may not undertake any of the following actions without the prior written consent of Sullivan:

   i. The sale, merger, consolidation, reorganization (including conversion into another form of legal entity) or other business combination involving the Corporation;
   ii. Indemnification or agreement to indemnify any Shareholder or Officer of the Corporation;
   iii. Any acquisition by the Corporation of outstanding Shares of any Shareholder of the Corporation;
   iv. Any sale of any assets of the Corporation or its subsidiaries (in each case, in a single transaction or a series of related transactions) other than the sale of inventory in the ordinary course of the business of the Corporation;
   v. Any liquidation, dissolution (notwithstanding Section 4(a) hereof), winding up, commencement of bankruptcy, insolvency, or similar proceedings with respect to the Corporation;
   vi. Any capital expenditure by the Corporation, or series of related capital expenditures of the Corporation, in excess of $20,000 in the aggregate.
   vii. Any modification or amendment by the Corporation of this Agreement **without Sullivan's consent;**
   viii. Any agreement or commitment to do any of the foregoing.
   ix. The issuance of any ownership interest in the Corporation (though the issuance of shares, options, warrants, convertible notes, contingent ownership rights or any similar issuance).
   x. The entry into any agreement, or amendment to any existing agreement, with a Shareholder or a family member of a Shareholder.
   xi. The increase in compensation of any Director or Officer of the Corporation. Notwithstanding anything to the contrary in the foregoing, any increase in the compensation of any Officer of the Corporation that is in excess of 10% per annum shall also require the consent of the majority of the Shareholders of the Corporation that are not Officers or Directors of the Corporation and, in the event of any Shareholders that are an entity, that do not have any equity owners that are Officers or Directors of the Corporation.

2. *Minority Rights of SAFE Inversories*. So long as SAFE Inversories beneficially owns not less than 2% of the Corporation's issued and outstanding capital stock (on an as-converted, fully diluted basis), the Corporation may not undertake any of the following actions without the prior written consent of SAFE Inversories:

   i. Any acquisition by the Corporation of outstanding shares of any Shareholder of the Corporation;
   ii. Any liquidation, dissolution (notwithstanding Section 4(a) hereof), winding up, commencement of bankruptcy, insolvency, or similar proceedings with respect to the Corporation;
   iii. Any modification or amendment by the Corporation of this Agreement;
   iv. Any agreement or commitment to do any of the foregoing.

3. **Distributions.**

   a. Determination of Net Income or Loss. For the purposes of this Agreement, the net income or loss of the Corporation for any accounting period shall be its gross income less the Corporation's expenses during that period, determined on an accrual basis in accordance with generally accepted accounting principles. Gross income shall include, but shall not be limited to, revenues generated by the operation of the Corporation's business, amounts received upon or in respect of investments of the Corporation, gains realized upon the sale or disposition of any property, and any other income received by the Corporation. Expenses shall include, but shall not be limited to, the expenses of conducting the business, salaries, interest on any loans or borrowings by the Corporation including any loans or advances to the Corporation by any Shareholder, taxes and assessments assessed to the Corporation or levied upon its properties and payable by it, depreciation of and losses on the Corporation's property (using any method of depreciation the Managing Shareholder deems appropriate), bad debts and contingencies for which reserves should properly be established, and any and all other expenses incidental to the conduct of the business of the Corporation. No distribution shall be dilutive to shareholder positions and no distribution shall under any circumstances be equated to compensation for work performed by any shareholder on behalf of the Corporation.

   b. Regular Distributions of Net Income. Unless the Shareholders holding voting shares unanimously (before the Note is paid in full and before the Shareholders receive distributions from the Corporation such that SAFE Inversories or its designee has received $600,000) or by a simple majority (after the Note is paid in full and after the Shareholders receive distributions from the Corporation such that SAFE Inversories or its designee has received $600,000) agree that the Corporation reasonably needs to retain the same to meet its obligations or to maintain a sound financial condition in light of the Corporation's reasonable financial needs, the net income of the Corporation in excess of the first $100,000.00 of net income shall be distributed by the Corporation quarterly, proportionate to the percentage of shares owned by each Shareholder. The Shareholders agree that notwithstanding anything herein to the contrary, the Corporation shall pay down the Note in accordance with its terms and the APA, and shall not make any regular distributions of Net Income to the Shareholders until the Note is paid in full.

**4.    Dissolution.**

a.  Restrictions on Voluntary Dissolution. The unanimous (before the Note is paid in full and before the Shareholders receive distributions from the Corporation such that SAFE Inversories or its designee has received $600,000) or simple majority (after the Note is paid in full and after the Shareholders receive distributions from the Corporation such that SAFE Inversories or its designee has received $600,000) consent of the Shareholders holding voting shares shall be required to approve the voluntary dissolution of the Corporation and each Shareholder waives any right to the taking of that action by the approval, consent, or vote of a lesser percentage.

b.  Procedures During Winding Up. On commencement of dissolution proceedings either by election of all Shareholders or otherwise, the Corporation will cease to carry on business except as necessary to wind up its business and distribute its assets. The Managing Shareholder will perform the following acts, as necessary, to wind up the affairs of the Corporation:

Employ agents and attorneys to liquidate and wind up the affairs of the Corporation;

Continue the business as necessary for the winding up of the affairs of the Corporation;

Carry out contracts and collect, pay, compromise, and settle debts and claims for or against the Corporation;

Defend suits brought against the Corporation;

Sue, in the name of the Corporation, for all sums due to the Corporation or recover any of its property;

Collect any amounts owing on subscriptions to shares or recover unlawful distributions;

Sell at public or private sale, exchange, convey, or otherwise dispose of all or any part of the assets of the Corporation for cash in an amount considered reasonable by the Managing Shareholder, or his or her appointee(s); Make contracts and take any steps in the name of the Corporation that are necessary or convenient in order to wind up the affairs of the Corporation.

c. Distribution of Assets on Dissolution. The Managing Shareholder will apply the assets of the Corporation in the following order:

To all debts and liabilities of the Corporation in accordance with the law, including the expenses of dissolution and liquidation, but excluding any debts to a Shareholder;

To all senior debts to a Shareholder in accordance with the terms of any subordination agreement;

To the accrued and unpaid interest on unsubordinated debts to a Shareholder; To the principal of unsubordinated debts to a Shareholder;

To undistributed net profits of the Corporation, subject to the provisions of this Agreement;

To repayment of the purchase price of the shares of the Corporation actually paid by each Shareholder; and, finally,

To the Shareholders in proportion to the number of shares of the Corporation held by each.

5. **Voting.**

a. Certain Voting Requirements. The unanimous (before the Note is paid in full and before the Shareholders receive distributions from the Corporation such that SAFE Inversories or its designee has received $600,000) or simple majority (after the Note is paid in full and after the Shareholders receive distributions from the Corporation such that SAFE Inversories or its designee has received $600,000) consent of the Shareholders holding voting shares shall be required to approve any of the following actions by the Board, and each Shareholder hereby waives any right to the taking of any of such actions by approval, consent, or vote of a lesser percentage: amendment, repeal, or alteration in any way of any provision of the Articles of Incorporation, the Bylaws of the Corporation, or any material terms of this Agreement.

6. **Restrictions On Transfer.**

a. Restrictions on Transfer. To accomplish the purposes of this Agreement, any transfer, sale, assignment, hypothecation, encumbrance, or alienation of any of the shares of the Corporation, other than according to the terms of this Agreement is void and transfers no right, title, or interest in or to those shares to the purported transferee, buyer, assignee, pledgee, or encumbrance holder. Each Shareholder shall have the right to vote all voting shares held of record and to receive dividends paid on them until the shares are sold or transferred in accordance with this Agreement.

b. Permitted Transfers. A Shareholder may transfer all or any part of his or her shares to: a spouse, ancestors or lineal descendants or the spouses of any of such persons, or to any trust solely for the benefit of the Shareholder or any of the foregoing persons, provided that each such permitted transferee shall first agree in writing to be bound by the terms and provisions of this Agreement. A Shareholder may also transfer all or any part of his or her shares if that transfer is approved in writing by a majority of the aggregate of the remaining, untransferred shares of the Corporation.

## 7.    Dispute Resolution.

Alternative Dispute Resolution. The parties will attempt to resolve any dispute arising out of or relating to this Agreement through friendly negotiations amongst the parties. If the matter is not resolved by negotiation, the parties will resolve the dispute using the below Alternative Dispute Resolution (ADR) procedure:

Any controversies or disputes arising out of or relating to this Agreement will be submitted to mediation in accordance with the mediation procedures of the mediation division of the American Arbitration Association. If mediation is not successful in resolving the entire dispute, any outstanding issues will be submitted to binding arbitration under the arbitration rules of the American Arbitration Association. The arbitrator's award will be final, and judgment may be entered upon it by any court having proper jurisdiction.

## 8.    Noncompetition, Trade Secrets.

a. Notwithstanding the foregoing, (a) Eisenberg may retain his interest in, and continue providing services to, Continental Real Estate Group, Inc., Continental Real Estate Services, Inc. Pleasant Realty, Inc. and Direct Real Estate LLC; (b) Eisenberg may continue to provide services in the practice of real estate, including but not limited to appraisal, brokerage, residential and commercial real estate, full service and limited service, flat fee, discount, auctions and full fee, online and bricks-and-mortar services;(c) Eisenberg may also serve as broker of record for other firms for compliance purposes for a fee; and (d) Eisenberg and Sambrotto may retain their interest in, and continue providing services to, RubyPorch.com LLC.

b. Trade Secrets. Each Shareholder acknowledges that the customer lists, potential customer lists, trade secrets, processes, methods, and technical information of the Corporation and any other matters designated by the written consent of all Shareholders are valuable assets. Unless he or she obtains the written consent of each of the other Shareholders holding voting shares, each Shareholder agrees never to disclose to any individual and organization, except in authorized connection with the business of the Corporation, any customer list, or any name on that list, or any trade secret, process, or other matter referred to in this paragraph while the Shareholder holds, or has the control of, any shares of the

Corporation, or at any later time.

This Agreement is in compliance with the federal Defend Trade Secrets Act which provides civil or criminal immunity to any individual for the disclosure of trade secrets: (i) made in confidence to a federal, state, or local government official, or to an attorney when the disclosure is to report suspected violations of the law; or (ii) in a complaint or other document filed in a lawsuit if made under seal.

## 9. Termination and Amendment.

a. This Agreement shall remain in effect until all of the Shareholders (before the Note is paid in full and before the Shareholders receive distributions from the Corporation such that SAFE Inversories or its designee has received $600,000) or a simple majority of Shareholders (after the Note is paid in full and after the Shareholders receive distributions from the Corporation such that SAFE Inversories or its designee has received $600,000) with voting shares agree to termination in writing. Notwithstanding an original issuance of shares by the Corporation to a new shareholder who does not become a party to this Agreement, this Agreement shall continue to the extent it is legally enforceable.

b. This Agreement may be amended only by a written agreement executed and delivered by each Shareholder (before the Note is paid in full and before the Shareholders receive distributions from the Corporation such that SAFE Inversories or its designee has received $600,000) or by a simple majority of Shareholders (after the Note is paid in full and after the Shareholders receive distributions from the Corporation such that SAFE Inversories or its designee has received $600,000).

## 10. Miscellaneous Provisions.

a. Waiver of Law. This Agreement does not alter or waive any provision of law except as expressly provided herein; provided, however, each Shareholder hereby expressly waives the provisions of law to the full extent permitted by law in order to uphold the provisions and validity of this Agreement and to cause this Agreement to be valid, binding, and enforceable in accordance with its terms upon each of the Shareholders and their respective transferees, successors and assigns.

b. Notices. Any notice under this Agreement shall be deemed sufficiently given by one party to another if in writing and if and when delivered or tendered either in person or by the deposit of it in the United States mail in a sealed envelope, registered or certified, with postage prepaid, addressed to the person to whom notice is being given at that person's address appearing on the records of the Corporation or any other address as may have been given by that person to the Corporation for the purposes of notice in accordance with this subsection. A notice not given as above shall, if it is in writing, be deemed given if and when actually received by the party to whom it is required or permitted to be given. It is the responsibility of each Shareholder to ensure that the Corporation has the Shareholder's correct address to receive notice. Notice by electronic mail shall be sufficient if such notice is not timely rejected by the recipient's electronic mail service.

c. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

d. Captions. Captions to sections, subsections, and paragraphs in this Agreement are inserted for convenience only and shall not affect the construction or interpretation of this Agreement.

e. Counterparts and Duplicate Originals. This Agreement and all amendments may be executed in several counterparts and each counterpart shall constitute a duplicate original of the same instrument.

f. Successors. Anything in this Agreement to the contrary notwithstanding, any transferee, successor, holder, or assignee, whether voluntary, by operation of law, or otherwise, of the shares of the Corporation shall be subject to and bound by this Agreement as fully as though a signatory.

g. Severability. Any provision prohibited by, unlawful or unenforceable under any applicable law of any jurisdiction shall as to that jurisdiction be ineffective without affecting any other provision of this Agreement. To the full extent, however, that the provisions of that applicable law may be waived, they are waived to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms.

h. Recovery of Expenses. If a dispute arises with respect to this Agreement, the prevailing party in any binding arbitration shall be entitled to recover all expenses, including, without limitation, reasonable attorneys' fees and expenses, incurred in ascertaining that party's rights, in preparing to enforce, or in enforcing that party's rights under this Agreement, whether or not it was necessary for that party to institute an arbitration proceeding.

I. Remedies. The parties shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties agree that in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that in the event any action or proceeding is brought in equity to enforce the same, no Shareholder will urge, as a defense, that there is an adequate remedy at law.

j. Third Parties. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any

Page 11 of 13

persons other than the parties to it and the Corporation and their respective permitted transferees, successors, and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement or to the Corporation, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement or the Corporation.

k. Time. Time is of the essence of this Agreement.

l. Filing of Agreement. A copy of this Agreement, as amended from time to time, shall be filed with the Secretary of the Corporation for inspection by any prospective purchaser of shares of the Corporation.

m. Conflict with Bylaws. In the event of any conflict between the terms and provisions of this Agreement and the terms and provisions of the Bylaws of the Corporation, the terms and provisions of this Agreement shall control.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first written above.

| | |
|---|---|
| AuthentiSIGN Colby N. Sambrotto | 07/30/25 |
| COLBY SAMBROTTO | Date |
| AuthentiSIGN Derek P. Eisenberg | 07/30/25 |
| DEREK EISENBERG | Date |
| AuthentiSIGN Gregory M. Sullivan | 07/30/25 |
| GREGORY SULLIVAN | Date |
| AuthentiSIGN Richard Becker | 07/30/25 |
| SAFE INVERSORIES, LLC<br>By: Richard Becker, Member | Date |
| AuthentiSIGN Jarratt Brown | 07/31/25 |
| Masgen, LLC<br>By: Jarratt Brown, Member | Date |
| AuthentiSIGN Colby N. Sambrotto | 07/30/25 |
| BYO HOLDINGS CORP<br>By: Colby Sambrotto, CEO | Date |

**EXHIBIT H**
**Form of Subscription Agreement between Issuer and Co-Issuer**
**(Attached)**

# CLASS B COMMON STOCK PURCHASE AGREEMENT

This Class B Common Stock Purchase Agreement (this "***Agreement***") is made as of this _____ day of _____, 2025 by and among BYO Holdings Corporation, a Delaware corporation (the "***Company***"), and BYO Holdings CF Investors SPV, LLC, a Delaware limited liability company (the "***SPV***" or "***Purchaser***," and together with the Company, the "***Parties***"). The Parties hereby agree as follows:

1. **Purchase and Sale of Class B Common Stock**.

    1.1 <u>Sale and Issuance of Class B Common Stock</u>. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing up to _____ shares of Class B Common Stock (the "***Shares***") at a purchase price of $1.89 per Share (the "***Price***").

    1.2 <u>Closing</u>. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "***Closing***"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (the "***Transaction Documents***").

2. **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated:

    2.1 <u>Organization, Good Standing, Corporate Power and Qualification</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

    2.2 <u>Valid Issuance of the Shares</u>. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

    2.3 <u>Compliance with Other Instruments</u>. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Amended and Restated Certificate of Incorporation, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1 Purchase for Own Account. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "***Securities Act***").

3.2 Access to Information. The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

3.3 Speculative Investment. The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.4 Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 Exculpation Among Purchasers. The purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.7 Residence. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.8 Bad Actor. None of the Purchaser, its principals or its affiliates (each a "***Purchaser Party***") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "Rule 506 Disqualification").

4. **General Provisions**.

4.1 Company Covenants. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Shares outlined herein.

4.2     Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3     Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4.4     Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.5     Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.6     Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or Exhibit A, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

4.7     Attorneys' Fees. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

4.8     Amendments and Waivers. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

4.9     Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.10     Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.11    Entire Agreement. This Agreement (including the Exhibits hereto), the Articles of Incorporation and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

4.12    Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

**PURCHASER:**

BYO Holdings CF Investors SPV, LLC, a Delaware limited liability company

By: BYO Holdings Corporation, a Delaware corporation
Its Manager


By: _____
Name: Colby Sambrotto
Title:  CEO

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

**COMPANY:**

BYO Holdings Corporation, a Delaware corporation


By: _____
Name:  Colby Sambrotto
Title:    CEO

**EXHIBIT A**

**Purchaser Information**

| Purchaser | Purchaser Address | Number of Shares of Class B Common Stock Purchased | Aggregate Purchase Price |
|---|---|---|---|
| BYO Holdings CF Investors SPV, LLC | | | |

**EXHIBIT I**
**Financial Statements**
**(Attached)**

# BYO HOLDINGS CORPORATION

## FINANCIAL STATEMENTS

## AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
### *(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

Page



## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
BYO Holdings Corporation
Hackensack, New Jersey

We have reviewed the accompanying financial statements of BYO Holdings Corporation (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart Accountancy Corp.*

April 14, 2026
Calabasas, CA 91302

**BYO HOLDINGS CORPORATION**
BALANCE SHEETS
(UNAUDITED)

| As of December 31, | | 2025 | | 2024 |
|---|---|---|---|---|
| (USD) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash | $ | 5,755 | $ | 143,438 |
| Accounts Receivable | | 12,000 | | - |
| Prepaids and Other Current Assets | | 72,308 | | 2,193 |
| **Total Current Assets** | | **90,063** | | **145,631** |
| | | | | |
| **Total Assets** | $ | **90,063** | $ | **145,631** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Deferred Revenue | $ | 3,524 | $ | 10,687 |
| Other Current Liabilities | | 39,588 | | 6,182 |
| **Total Current Liabilities** | | **43,112** | | **16,869** |
| | | | | |
| **Total Liabilities** | | **43,112** | | **16,869** |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| | | | | |
| Common Stock Class A, $0.001 par value (60,000,000 shares authorized, 57,671,958 and 0 shares issued and outstanding at December 31, 2025 and 2024, respectively.) | | 57,672 | | - |
| Common Stock Class B , $.001 par value (5,000,000 shares authorized, shares 26,822 and 0 issued and outstanding at December 31, 2025 and 2024, respectively.) | | 27 | | - |
| Common Stock, $.001 par value (100,000 shares authorized, 0 and 11,111 shares issued and outstanding at December 31, 2025 and 2024, respectively.) | | - | | 11 |
| Additional Paid in Capital | | 520,721 | | 425,049 |
| Accumulated Deficit | | (531,469) | | (296,298) |
| **Total Stockholders' Equity** | | **46,951** | | **128,762** |
| **Total Liabilities and Stockholders' Equity** | $ | **90,063** | $ | **145,631** |

*See accompanying notes to financial statements.*

**BYO HOLDINGS CORPORATION**
STATEMENTS OF OPERATIONS
 (UNAUDITED)

| For the Years Ended December 31, | | 2025 | | 2024 |
|---|---|---|---|---|
| (USD) | | | | |
| Net Revenue | $ | 415,203 | $ | 230,069 |
| Cost of Revenue | | 23,838 | | 8,186 |
| **Gross Profit** | | **391,365** | | **221,883** |
| | | | | |
| **Operating Expenses** | | | | |
| General and Administrative | | 409,352 | | 307,141 |
| Selling and Marketing | | 217,487 | | 185,632 |
| **Total Operating Expenses** | | **626,839** | | **492,773** |
| **Operating Loss** | | **(235,474)** | | **(270,890)** |
| | | | | |
| Interest Expense | | - | | - |
| Other Loss/(Income) | | (303) | | 408 |
| **Loss Before Provision for Income Taxes** | | **(235,171)** | | **(271,298)** |
| Provision/(Benefit) for Income Taxes | | - | | - |
| **Net Loss** | $ | **(235,171)** | $ | **(271,298)** |

*See accompanying notes to financial statements.*

**BYO HOLDINGS CORPORATION**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY**
**(UNAUDITED)**

| (USD) | Common Stock Class A Shares | Common Stock Class A Amount | Common Stock Class B Shares | Common Stock Class B Amount | Common Stock Shares | Common Stock Amount | Additional Paid In Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| Balance—December 31, 2023 | | - | - | - | 10,000 | 10 | 24,990 | $ (25,000) | $ - |
| Issuance of stock | - | - | | - | 1,111 | 1 | 400,059 | | 400,060 |
| Net Loss | | | | | | | | (271,298) | (271,298) |
| Balance—December 31, 2024 | - | $ - | - | $ - | 11,111 | $ 11 | $ 425,049 | $ (296,298) | $ 128,762 |
| Stock Split - 5,190.53 of Class A Common Stock to 1 of Common Stock | 57,671,958 | 57,672 | - | - | (11,111) | (11) | (57,661) | | - |
| Issuance of Stock | | | 26,822 | 27 | | | 153,333 | | 153,360 |
| Net Loss | | | | | | | | (235,171) | (235,171) |
| Balance—December 31, 2025 | 57,671,958 | $ 57,672 | 26,822 | $ 27 | - | $ - | $ 520,721 | $ (531,469) | $ 46,951 |

*See accompanying notes to financial statements.*

**BYO HOLDINGS CORPORATION**
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

| For the Years Ended December 31, | | 2025 | | 2024 |
|---|---|---|---|---|
| (USD) | | | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | | | |
| Net Loss | $ | (235,171) | $ | (271,298) |
| Changes in Operating Assets and Liabilities: | | | | |
| Accounts Receivable | | (12,000) | | |
| Prepaids and Other Current Assets | | (70,115) | | (2,193) |
| Deferred Revenue | | (7,163) | | 10,687 |
| Other Current Liabilities | | 33,406 | | 6,182 |
| **Net Cash Used In Operating Activities** | | **(291,043)** | | **(256,622)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| **Net Cash Used in Investing Activities** | | **-** | | **-** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Proceeds from Issuance of Stock | | 153,360 | | 400,060 |
| **Net Cash Provided by Financing Activities** | | **153,360** | | **400,060** |
| | | | | |
| **Change in Cash** | | **(137,683)** | | **143,438** |
| Cash —Beginning of The Period | | 143,438 | | - |
| **Cash —End of The Period** | $ | **5,755** | $ | **143,438** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash Paid During the Year for Interest | $ | - | $ | - |
| Cash paid for taxes | $ | - | $ | - |

*See accompanying notes to financial statement*

**BYO HOLDINGS CORPORATION**
NOTES TO FINANCIAL STATEMENTS
**AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024**

## 1.   NATURE OF OPERATION

BYO Holdings Corporation was incorporated on September 28, 2023, in the state of Delaware. The financial statements of BYO Holdings Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in Hackensack, New Jersey.

BYO Holdings Corporation is a national real estate brokerage platform powered by AI in the palm of your hand. The company combines this cost-saving model with AI-powered tools to drive high-quality buyer and seller leads, supporting not just brokerage but also complementary services such as mortgage, title, insurance, and retail. The model not only saves buyers and sellers costly commissions but also generates massive home buyer and seller lead flow, highly sought after by real estate service providers including: brokerage, mortgage, title, insurance, and retail.

## 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash**
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

**Accounts Receivable**
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January 1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.

The Company's customers are primarily individual consumers who prepay for services at the time of booking through the Company's website or mobile application. As a result, accounts receivable primarily consist of minor transaction timing differences with payment processors and are generally short-term in nature (typically settled within a few days).

Management evaluates expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. Due to the immaterial nature of receivables and historical collection experience, the Company determined that no allowance for expected credit losses was necessary as of December 31, 2025, and 2024.

**Revenue Recognition**
The Company recognizes revenue when it transfers promised services to customers in an amount that reflects the consideration it expects to receive in exchange for those services, in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. The Company applies the following five-step model to each revenue stream: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to each performance obligation, and (5) recognize revenue when (or as) the performance obligation is satisfied.

Revenue is recognized at a point in time when control of the promised service is transferred to the customer, as described below:

- Lead Sales: The Company generates buyer, seller, and rental leads through its platform, which are sold to real estate service providers. Revenue is recognized when the lead is delivered and access is provided to the customer. During FY 2024, all lead sales were made to a single integrated real estate services platform.
- Commission Revenue: The Company earns a percentage-based commission when a home is sold through its platform. Revenue is recognized at the time the sale closes, which is when the performance obligation is satisfied.
- Listing Fees: Sellers may purchase listing packages to advertise their property on the ByOwner platform. Revenue is recognized at the point the listing service is made available to the customer. For the monthly subscription, revenue is recognized ratably over the one-month service period.

## Cost of Sales
Cost of sales includes expenses related to platform operations.

## Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

## Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

## Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $217,487 and $185,632, which is included in sales and marketing expenses.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

## 3.    DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

| As of December 31, | 2025 | 2024 |
|---|---|---|
| Unbilled Revenue | 47,308 | 2,193 |
| Prepaid Expenses | 25,000 | |
| **Total Prepaids and Other Current Assets** | $    72,308 | $    2,193 |

Other current liabilities consist of the following:

| As of December 31, | 2025 | 2024 |
|---|---|---|
| Accrued expenses | 39,588 | 6,182 |
| **Total Other Current Liabilities** | $    39,588 | $    6,182 |

## 4.    DEFERRED REVENUE

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services.

For subscription sales, customers typically prepay for a defined service term (e.g., six months), and revenue is recognized on a straight-line basis over that term as the performance obligations are satisfied. For example, for a six-month subscription, one-sixth of the total subscription fee is recognized each month. At the time of sale, the Company records deferred revenue (a contract liability) and recognizes revenue over time as the service is delivered.

Contract Balances

- Deferred Revenue (Contract Liabilities) consists of amounts invoiced and collected in advance for which performance obligations have not yet been satisfied as of the reporting date.
- Unbilled Revenue (Contract Assets) represents revenue recognized for services already provided that have not yet been invoiced due to billing cycles or timing differences.

The following table presents a roll-forward of contract balances for the year ended December 31, 2025:

| | Deferred Revenue | Unbilled Revenue |
|---|---|---|
| Balance at Jan 1, 2025 | 10,687 | 2,193 |
| Billings | 15,280 | 47,308 |
| Revenue Recognized | (22,442) | (2,193) |
| **Balance at Dec 31, 2025** | **3,524** | **47,308** |

Remaining Performance Obligations

As of December 31, 2025, the Company had approximately $3,524 of remaining performance obligations related to active customer subscriptions. These obligations are expected to be recognized as revenue within the following periods:

| Period | Revenue to be Recognized |
|---|---|
| Within 1 year | $ 3,524 |
| After 1 year | - |
| **TOTAL** | **3,524** |

## 5.    EQUITY AND CAPITALIZATION

***Common Stock***
On July 31, 2025, the Company filed a Certificate of Amendment to its Certificate of Incorporation with the State of Delaware, pursuant to which:
- The authorized share structure was amended to 65,000,000 total shares, consisting of (i) 60,000,000 shares of Class A Common Stock and (ii) 5,000,000 shares of Class B Common Stock, each with a par value of $0.001 per share.
- Each share of previously outstanding Common Stock was automatically converted into 5,190.53 shares of Class A Common Stock (the "Conversion"). This Conversion has been reflected in all periods presented.

Prior to the Conversion, the Company was authorized to issue 100,000 shares of common stock with a par value of $0.001 per share.
As of December 31, 2024, 11,111 shares of Common Stock were issued and outstanding (equivalent to 57,671,936 post-Conversion shares of Class A Common Stock). As of December 31, 2025, 57,671,958 shares of Class A Common Stock and 26,822 shares of Class B Common Stock were issued and outstanding.

**Voting Rights**
Class A Common Stock holders are entitled to one vote per share on all matters submitted to a vote of stockholders. Class B Common Stock holders have no voting rights, except as required by law.

**Class B Common**
During the year ended December 31, 2025, the Company issued 26,822 shares of Class B Common Stock for total proceeds of $41,261.

While stock splits are generally presented retrospectively, the Company has presented the conversion prospectively as a recapitalization. Management determined that retrospective presentation would not appropriately reflect the Company's historical contributed capital and would result in inconsistencies within stockholders' equity.

The conversion was accounted for as a reclassification within stockholders' equity and had no impact on total stockholders' equity.

Following the recapitalization, the number of issued and outstanding shares increased significantly as a result of the conversion ratio; however, this did not impact the Company's total stockholders' equity.

## 6.    INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

| For the Year Ended December 31, | 2025 | | 2024 | |
|---|---|---|---|---|
| Net Operating Loss | $ | (64,672) | $ | (70,571) |
| Valuation Allowance | | 64,672 | | 70,571 |
| **Net Provision For Income Tax** | $ | - | $ | - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

| For the Year Ended December 31, | 2025 | | 2024 | |
|---|---|---|---|---|
| Net Operating Loss | $ | (142,118) | $ | (77,446) |
| Valuation Allowance | | 142,118 | | 77,446 |
| **Total Deferred Tax Asset** | $ | - | $ | - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $516,792. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

## 7.    CONTINGENCIES AND COMMITMENTS

### _Asset Purchase Agreement and Related Note Payable_

On January 1, 2024, the Company entered into an Asset Purchase Agreement ("APA") with Wild Wild West Group, LLC ("WWWG") to acquire certain assets of WWWG. The acquisition is contingent upon the Company's payments under a Secured Promissory Note (the "Note"), originally dated January 1, 2024, in the original principal amount of $9,150,000.

The Note has been amended on two occasions. Pursuant to the Omnibus Amendments Agreement dated March 21, 2025 (the "First Omnibus Amendment"), the principal amount was reduced to $6,500,000 and the interest rate was increased from 3.65% to 6% per annum. Subsequently, pursuant to the Second Omnibus Amendments Agreement dated March 6, 2026 (the "Second Omnibus Amendment"), the Note was further amended and restated (the "Second Amended and Restated Secured Promissory Note").

Under the Second Amended and Restated Secured Promissory Note, the principal amount remains $6,500,000, bearing simple interest at 6% per annum, with interest beginning to accrue on May 20, 2027. Payments are due as follows: (i) $3,000,000 on or before May 20, 2027, with provisions for automatic extension to May 20, 2028

| For the Year Ended December 31, | 2025 | 2024 |
|---|---|---|
| Net Operating Loss | $ (64,672) | $ (70,571) |
| Valuation Allowance | 64,672 | 70,571 |
| **Net Provision For Income Tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

| For the Year Ended December 31, | 2025 | 2024 |
|---|---|---|
| Net Operating Loss | $ (142,118) | $ (77,446) |
| Valuation Allowance | 142,118 | 77,446 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $516,792. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

## 7.    CONTINGENCIES AND COMMITMENTS

### _Asset Purchase Agreement and Related Note Payable_

On January 1, 2024, the Company entered into an Asset Purchase Agreement ("APA") with Wild Wild West Group, LLC ("WWWG") to acquire certain assets of WWWG. The acquisition is contingent upon the Company's payments under a Secured Promissory Note (the "Note"), originally dated January 1, 2024, in the original principal amount of $9,150,000.

The Note has been amended on two occasions. Pursuant to the Omnibus Amendments Agreement dated March 21, 2025 (the "First Omnibus Amendment"), the principal amount was reduced to $6,500,000 and the interest rate was increased from 3.65% to 6% per annum. Subsequently, pursuant to the Second Omnibus Amendments Agreement dated March 6, 2026 (the "Second Omnibus Amendment"), the Note was further amended and restated (the "Second Amended and Restated Secured Promissory Note").

Under the Second Amended and Restated Secured Promissory Note, the principal amount remains $6,500,000, bearing simple interest at 6% per annum, with interest beginning to accrue on May 20, 2027. Payments are due as follows: (i) $3,000,000 on or before May 20, 2027, with provisions for automatic extension to May 20, 2028 and May 20, 2029, contingent upon the Company establishing and maintaining a business relationship with at least one major retailer (Lowe's, Home Depot, or Walmart) with a presence in at least 25% of such retailer's stores; and (ii) the remaining balance of $3,500,000, plus all accrued and unpaid interest, due within 24 months following the first payment due date.

In connection with the Note, the Company entered into a Security Agreement with WWWG on January 1, 2024, granting WWWG a security interest in all of the Company's assets in the event of a default.

As of December 31, 2025, no principal payments have been made under the Note and no assets have been transferred under the APA. Accordingly, the APA transaction remains contingent on payment of the Note and has not been recognized in the financial statements.

### *Contingencies*

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

### *Litigation and Claims*

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 8.    RELATED PARTY TRANSACTIONS

The Company has entered into several agreements with Wild Wild West Group, LLC ("WWWG"), a related party. WWWG owns the ByOwner.com platform. Greg Sullivan, a shareholder of BYO Holdings Corporation ("BYOHC"), is also an owner of WWWG. For detailed information regarding the Asset Purchase Agreement and related Secured Promissory Note, see Note 7 – Contingencies and Commitments.

Additionally, the Company has an interim services agreement with WWWG under which WWWG provides operational support and transitional services to BYOHC. During the year ended December 31, 2025 and 2024, WWWG provided services valued at approximately of $45,289 and $193,993, respectively.These services include granting BYOHC access to certain territories controlled by WWWG and assisting with the processing and servicing of transactions consummated within those territories on behalf of BYOHC.

Derek Eisenberg, the Company's Chief Brokerage Officer and Director, is the majority beneficial owner of Continental Real Estate Group, Inc. ("CREG"). The Company has a Referral Agreement with CREG under which CREG provides MLS listing services on behalf of the Company's customers. During the years ended December 31, 2025, the Company paid $70,271 in referral fees to CREG.

## 9.    GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $235,474, and cash used in operating activities of $291,043 during the year ended December 31, 2025, and cash balance of $5,755 as of December 31, 2025, which is less than a year's worth of cash burn at the current rate. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

**BYO HOLDINGS CORPORATION**
NOTES TO FINANCIAL STATEMENTS
 AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

## 10.   SUBSEQUENT EVENTS

On March 6, 2026, the Company entered into a Second Omnibus Amendments Agreement with Wild Wild West Group, LLC and other parties, pursuant to which the Asset Purchase Agreement, Interim Services Agreement, and Shareholder Agreement were further amended. In connection therewith, the Company executed a Second Amended and Restated Secured Promissory Note in the principal amount of $6,500,000, bearing simple interest at 6% per annum, with interest beginning to accrue on May 20, 2027. Under the amended terms, $3,000,000 is due on or before May 20, 2027, with the remaining balance of $3,500,000, plus accrued interest, due within 24 months thereafter. The first payment due date is subject to automatic extension to May 20, 2028 and May 20, 2029, contingent upon the Company establishing and maintaining a qualifying business relationship with at least one major national retailer. The Company's obligation to remit weekly payments equal to 25% of gross revenues to WWWG continues in effect.

On March 6, 2026, the Company received an equity investment of $212,484.02 from SAFE Inversores, LLC in exchange for the issuance of 3,063,623 shares of Series A Common Stock.

# BYO HOLDINGS CF INVESTORS SPV, LLC

## FINANCIAL STATEMENTS

## AS OF DECEMBER 31, 2025, AND FOR THE PERIOD FROM INCEPTION (JUNE 20, 2025) TO DECEMBER 31, 2025
### *(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)



# INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
BYO Holdings CF Investors SPV, LLC
Hackensack, New Jersey

We have reviewed the accompanying financial statements of Field Store House, LLC (the "Company"), which comprises the balance sheet as of December 31, 2025, and the related statement of operations, members' equity, and cash flow for the period from Inception (June 20, 2025) to December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

## Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

## Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart Accountancy Corp.*

April 14, 2026
Calabasas, CA 91302

**BYO HOLDINGS CF INVESTORS SPV, LLC**
**BALANCE SHEET**
**(UNAUDITED)**

| As of December 31, | | 2025 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash | $ | - |
| **Total Current Assets** | | **-** |
| | | |
| Investment in BYO Holdings Corporation, at cost | | 35,342 |
| **Total Assets** | $ | **35,342** |
| | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **Total Liabilities** | | **-** |
| | | |
| **MEMBERS' EQUITY** | | |
| Members' Equity | | 35,342 |
| **Total Members' Equity** | | **35,342** |
| **Total Liabilities and Members' Equity** | $ | **35,342** |

*See accompanying notes to financial statements.*

**BYO HOLDINGS CF INVESTORS SPV, LLC**
**STATEMENT OF OPERATIONS**
**(UNAUDITED)**

| For the Period from the Inception (June 20, 2025) to | December 31, 2025 |
|---|---|
| (USD $ in Dollars) | |
| Net Revenue | $ - |
| Cost of Goods Sold | - |
| **Gross Profit** | **-** |
| | |
| **Operating Expenses** | |
| General and Administrative | - |
| **Total Operating Expenses** | **-** |
| **Operating Loss** | **-** |
| | |
| Interest Expense | - |
| Other Income | - |
| **Loss Before Provision for Income Taxes** | **-** |
| Provision/(Benefit) for Income Taxes | - |
| **Net Loss** | **$ -** |

*See accompanying notes to financial statements.*

**BYO HOLDINGS CF INVESTORS SPV, LLC**
**STATEMENTS OF CHANGES IN MEMBERS' EQUITY**
**(UNAUDITED)**

| (in , $US) | Members' Equity |
|---|---|
| **Inception date (June 20, 2025)** | $ - |
| Members' Contribution | 35,342 |
| Net Loss | 0 |
| **Balance—December 31, 2025** | $ 35,342 |

*See accompanying notes to financial statements.*

**BYO HOLDINGS CF INVESTORS SPV, LLC**
STATEMENT OF CASH FLOWS
 (UNAUDITED)

| For the Period from the Inception (June 20, 2025) to | | December 31, 2025 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net Loss | $ | - |
| **Net Cash Used In Operating Activities** | | - |
| | | |
| | | |
| **Change in Cash** | | - |
| Cash —Beginning of The Year | | - |
| **Cash—End of The Year** | $ | - |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash Paid During the Year for Interest | | |
| Cash Paid During the Year for Income Taxes | $ | - |
| | | |
| **OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Investment in BYO Holdings Corporation funded by direct transfer of member contributions | $ | 35,342 |

*See accompanying notes to financial statement*

**BYO HOLDINGS CF INVESTORS SPV, LLC**
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025, AND FOR THE PERIOD FROM INCEPTION (JUNE 20, 2025) TO
DECEMBER 31, 2025
(UNAUDITED)

## 1.    NATURE OF OPERATION

BYO Holdings CF Investors SPV, LLC was incorporated on June 20, 2025, in the state of Delaware. The financial statements of BYO Holdings CF Investors SPV, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in Hackensack, New Jersey.

BYO Holdings CF Investors SPV, LLC is formed solely to participate in this crowdfunding offering. It has no independent operations and serves only as a pass-through vehicle for investors to indirectly invest in BYO Holdings Corporation. The Co-Issuer will use all proceeds from this offering to purchase Common Stock of BYO Holdings Corporation. Investors in the Co-Issuer will receive the same economic exposure and legal rights (excluding voting rights) as if they had invested directly in the Company. There is no material difference between investing through the Co-Issuer (BYO Holdings CF Investors SPV, LLC) and investing in the Company itself (BYO Holdings Corporation).

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash**
Cash includes all cash in banks. As of December 31, 2025, the Company's cash did not exceed FDIC insured limits.

**Income Taxes**
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

**Related Party Transactions**
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

**Subsequent Events**
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

### 3. INVESTMENT IN BYO HOLDINGS CORPORATION

The Company holds a minority interest in BYO Holdings Corporation ("BYO Holdings"), the Crowdfunding Issuer and Manager of the Company. The investment is accounted for at cost in accordance with ASC 321, Investments — Equity Securities, as the investment does not have a readily determinable fair value and the Company does not exercise significant influence over BYO Holdings.

During the period from June 20, 2025 (inception) to December 31, 2025, member contributions of $35,342 were transferred directly to BYO Holdings Corporation in exchange for 26,822 Class B Common Stock. As this transaction did not flow through the Company's bank account, it is reflected as a non-cash investing and financing activity in the Statement of Cash Flows.

The carrying value of the investment as of December 31, 2025 is $35,342. Management has reviewed the investment for indicators of impairment and determined that no impairment existed as of December 31, 2025.

### 4. EQUITY

The following table summarizes the units outstanding as of December 31, 2025:

**As of Year Ended December 31, 2025**

| Member's name | Number of units issued | Ownership percentage |
|---|---|---|
| REG CF Investors | 26,822 | 100.0% |
| **TOTAL** | | **100.0%** |

The Company is managed by BYO Holdings Corporation (the "Manager"), which also serves as the Crowdfunding Issuer. The Company has no independent operations. Interests in the Company are measured in Units. Each Unit maintains a one-to-one relationship with the underlying securities issued by BYO Holdings Corporation. Members may only be natural persons. Distributions, if any, received by the Company from BYO Holdings Corporation will be passed through to Members on a one-to-one basis as if the Members held the underlying securities directly. No Member is entitled to withdraw any part of a capital contribution or receive any distribution except as provided in the Agreement. Transfers of Interests are restricted. During the one-year period following the date of acquisition, a Member may not transfer Interests except to BYO Holdings Corporation, to an accredited investor, as part of a registered offering, or to certain permitted family transferees. Any transfer requires the written consent of the Manager. The Company shall be dissolved upon the occurrence of certain events, including an election by holders of 85% of the Interests, the sale or disposition of all or substantially all assets of BYO Holdings Corporation, or the declaration of effectiveness of a registration statement covering the underlying securities. All expenses of the Company, including formation and operational costs, are paid by or reimbursed by BYO Holdings Corporation.

### 5. INCOME TAXES

The Company is organized as a limited liability company and is treated as a partnership for U.S. federal and state income tax purposes. As such, the Company is generally not subject to federal income taxes. Instead, the Company's taxable income or loss is passed through to its members and is reported on the members' individual income tax returns.

Accordingly, no provision for federal or state income taxes has been recorded in the accompanying financial statements.

The Company evaluates uncertain tax positions in accordance with accounting guidance for income taxes. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination by the relevant taxing authorities. Management has evaluated the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require recognition or disclosure in the financial statements.

The Company's tax returns are subject to examination by federal and state taxing authorities generally for a period of three years from the date the returns are filed. As of December 31, 2025, the Company had no examinations in progress.

## 6. CONTINGENCIES AND COMMITMENTS

### *Contingencies*

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

### *Litigation and Claims*

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 7. RELATED PARTY TRANSACTIONS

During the period from June 20, 2025 (inception) to December 31, 2025, the Company transferred member contributions of $35,342 directly to BYO Holdings Corporation in exchange for 26,822 Class B Common Stock, as described in Note 3.

## 8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

## 9. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.

**EXHIBIT J**
**Video Transcript**
**(Attached)**



# ByOwner DealMaker Campaign Video

| Audio | Video |
|-------|-------|
| There's a massive financial sleight of hand happening right under the nose of millions of Americans.<br><br>When you sell a house, that 6% commission fee you have to pay an agent is even more than you think. That's because the commissions, fees and closing costs—which climb as high as 10% of the sale price—come directly from your equity.<br><br>Do the math. Once you take any mortgage into account, you can be forfeiting up to nearly a third of your nest egg. Ouch. | Colby Sambrotto<br><br><br><br>Graphic:<br>Math actively occurring on screen<br><br>10% of $300K = $30K<br>$300k sale price - $200k mortgage = $100k<br>$30k of $100K profit = 30% of your MONEY! |
| Now ByOwner delivers a better equation.<br><br> We're a national real estate platform that lets users bypass expensive realtors—while still having access to the same MLS network and big home-selling apps. Self-service home selling for a small fee upfront and a QUARTER of one percent of your sale.<br><br>So you KEEP 98% of what's actually yours. Game over for the middleman markup. | Logo Hero<br><br>Redo the math on screen to show the savings<br><br>MLS* like RedFin, Zillow, …<br>*multiple listing service<br><br>Graphics: $195 to list + ¼ of 1% at sale |


| | |
|---|---|
| It's well within reach for any seller who wants to save: Our tools help price the home, our platform provides the marketing exposure, and like any other sale, local real estate lawyers and title companies handle the paperwork. We just cut out the expensive humans in slick outfits. | Show the platform and tools<br><br>1) Price the Home 2) Market the Sale<br>3) Normal Closing Procedure |
| I know this world firsthand: I built my first company in this same industry, from two computers and a domain name to a business acquired by the Chicago Tribune.<br><br>We created the playbook for online real estate, but there was so much more value we knew we could add for sellers. Now I'm eager to write the next chapter. | Graphic: ForSaleByOwner.com logo, Text: acquired in 20XX for $X mil<br><br><br>The team highlighted |
| We're already generating millions in revenue with half a million monthly visitors across 40 states.<br><br>And our timing couldn't be better. Federal real estate regulations are being considered in favor of our model and housing affordability across the U.S. is in crisis. Every dollar sellers can save helps create a more accessible market. | Graphics showing company growth/user engagement and presence across US. |





| | |
|---|---|
| Even more exciting, we're working on a new product to attract and incentivize home buyers—giving them a piece of the action when they transact with ByOwner sellers.<br><br>And a forthcoming deal with a national big-box brand will bring even more visibility—to the right audience at the right time.<br><br>With help from investors like you, these technology and marketing efforts will be on the fast track. | |
| Now is your chance to help put the power back where it belongs—in the hands of home owners—and eliminate the excessive tax on the American dream.<br><br>Invest in ByOwner today! | |